Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-183872

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum aggregate offering price	Amount of registration fee
4.250% Senior Notes due 2017	$450,000,000	$51,570(1)
Subsidiary guarantees of 4.250% Senior Notes due 2017	—	(2)
5.375% Senior Notes due 2022	$475,000,000	$54,435(1)
Subsidiary guarantees of 5.375% Senior Notes due 2022	—	(2)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933. The total registration fee due for this offering is $106,005.
(2)	In accordance with Rule 457(n), no separate fee is payable with respect to the subsidiary guarantees.

PROSPECTUS

Tesoro Corporation

$450,000,000  4.250% Senior Notes due 2017

$475,000,000  5.375% Senior Notes due 2022

The Company:

•	We are one of the largest independent petroleum refiners and marketers in the United States.

The Offering:

•

Offered Securities: We are offering $925,000,000 aggregate principal amount of senior notes, consisting of $450,000,000 aggregate principal amount of 4.250% Senior Notes due 2017 (the “2017 Notes”) and $475,000,000 aggregate principal amount of 5.375% Senior Notes due 2022 (the “2022 Notes” and together with the 2017 Notes, the “notes”).

•

Use of Proceeds: All or a portion of the proceeds from the offering of the notes will be used to fund the repurchase of the 2015 Notes and the Existing 2017 Notes (each as defined below) as described under “Summary—Related transactions.”

The Senior Notes:

•	Maturity: The 2017 Notes will mature on October 1, 2017, and the 2022 Notes will mature on October 1, 2022.

•	Interest Payments: The notes will pay interest semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2013.

•	Guarantees: The notes will be guaranteed on a senior unsecured basis by substantially all of our existing and future domestic subsidiaries that have guaranteed our credit facilities.

•

Ranking: The notes will be our general senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior indebtedness, including our 6 1/4% senior notes due 2012, of which $299 million aggregate principal amount remains outstanding and which we expect to redeem in full on September 21, 2012 (as described under “Summary—Recent developments”), or 2012 Notes, our 6 5/8% senior notes due 2015, of which $450 million aggregate principal amount remains outstanding, or 2015 Notes, our 6½% senior notes due 2017, of which $473 million aggregate principal amount remains outstanding, or Existing 2017 Notes, and our 9¾% senior notes due 2019, of which $300 million aggregate principal amount remains outstanding, or 2019 Notes and, together with the 2012 Notes, 2015 Notes and Existing 2017 Notes, the Existing Senior Notes, and amounts outstanding under our revolving credit facility and any reimbursement obligations outstanding under our letter of credit facilities. The notes will rank senior to any future subordinated indebtedness we may incur. The notes will be effectively junior to all of our existing and future secured indebtedness, including amounts outstanding under our revolving credit facility and any reimbursement obligations outstanding under our letter of credit facilities, in each case, to the extent of the collateral securing such indebtedness.

The guarantees will rank equal in right of payment with the existing and future senior indebtedness of the guarantors, including the guarantees of the Existing Senior Notes, our revolving credit facility and reimbursement obligations under our letter of credit facilities, and will rank senior to any future subordinated indebtedness the guarantors may incur.

•

Optional Redemption: At any time prior to September 1, 2017, we may redeem some or all of the 2017 Notes at a “make-whole” redemption price. At any time prior to October 1, 2017, we may redeem some or all of the 2022 Notes at a “make-whole” redemption price. On or after September 1, 2017, we may redeem some or all of the 2017 Notes at a redemption price equal to 100% of the principal amount thereof. On or after October 1, 2017, we may redeem some or all of the 2022 Notes at the redemption prices set forth under “Description of the notes—Optional redemption—2022 Notes.” In addition, at any time prior to October 1, 2015, we may redeem up to 35% of the 2022 Notes with the proceeds we receive from certain equity offerings at the prices set forth under “Description of the notes—Optional redemption—2022 Notes.”

•

Redemption at the Option of the Holder: We must offer to purchase the notes if we experience specific kinds of changes of control or sell assets under certain circumstances. See “Description of the notes—Repurchase at the option of holders.”

Investing in the notes involves risks. See “Risk factors” on page 20.

	Per 2017 Note	Total for 2017 Notes	Per 2022 Note	Total for 2022 Notes	Total

Public Offering Price(1)	100.0%	$450,000,000	100.0%	$475,000,000	$925,000,000
Underwriting Discounts and Commissions	1.5%	$ 6,750,000	1.5%	$ 7,125,000	$ 13,875,000
Proceeds to Tesoro Corporation(1)	98.5%	$443,250,000	98.5%	$467,875,000	$911,125,000

(1)	Plus accrued interest, if any, from September 27, 2012.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes to purchasers will be made on or about September 27, 2012 in book entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking société anonyme and Euroclear Bank, S.A./N.V.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

RBS	J.P. Morgan	Mizuho Securities	Natixis

Co-Managers

Credit Agricole CIB	RBC Capital Markets	Scotiabank	UBS Investment Bank

The date of this prospectus is September 13, 2012.

You should rely only on the information contained in or incorporated by reference in this prospectus and any related free writing prospectus. We have not authorized anyone to provide you with different information. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Summary

The following summary highlights selected information contained or incorporated by reference in this prospectus and is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and related notes contained or incorporated by reference in this prospectus, including the matters discussed under the caption “Risk Factors.” The terms “Tesoro”, “we”, “our” and “us”, except as otherwise indicated in this prospectus or as the context otherwise indicates, refer to Tesoro Corporation and its subsidiaries.

The Company

We are one of the largest independent petroleum refiners and marketers in the United States. Our subsidiaries, operating through two business segments, primarily manufacture and sell transportation fuels. Our refining operating segment (“refining”), which operates seven refineries in the western United States, refines crude oil and other feedstocks into transportation fuels, such as gasoline and gasoline blendstocks, jet fuel and diesel fuel, as well as other products, including heavy fuel oils, liquefied petroleum gas, petroleum coke and asphalt. This operating segment sells refined products in wholesale and bulk markets to a wide variety of customers within the operations area. Our retail operating segment (“retail”) sells transportation fuels and convenience products in 18 states through a network of approximately 1,375 retail stations (as of June 30, 2012), primarily under the Tesoro®, Shell® and USA GasolineTM brands.

We currently own and operate seven petroleum refineries located in the western United States and sell transportation fuels to a wide variety of customers. Our refineries produce a high proportion of the transportation fuels that we sell. Our seven refineries have a combined crude oil capacity of approximately 675 thousand barrels per day, or Mbpd. Crude oil capacity and throughput rates of crude oil and other feedstocks by refinery are as follows:

		Throughput (Mbpd)
	Crude oil capacity (mbpd)(1)	Year ended December 31,			Six months ended
Refinery		2009	2010	2011	June 30, 2011	June 30, 2012

California
Martinez	166	141	124	140	136	119
Wilmington	97	100	99	101	102	110

Pacific Northwest
Washington(2)	120	84	39	98	97	107
Alaska	72	51	54	55	55	42

Mid-Pacific
Hawaii	94	68	64	71	68	61

Mid-Continent
North Dakota	68	54	50	59	57	58
Utah	58	51	50	55	55	57

Total	675	549	480	579	570	554

(1)	Throughput can exceed crude oil capacity due to the processing of other feedstocks in addition to crude oil.

(2)	Our Washington refinery was temporarily shut down from April 2010 to November 2010.

California refineries

Martinez

Refining.    Our 166 Mbpd Martinez refinery is located in Martinez, California on approximately 2,200 acres about 30 miles east of San Francisco. We source crude oil for this refinery from California, Alaska and foreign locations. The Martinez refinery also processes intermediate feedstocks. The refinery’s major processing units include crude distillation, vacuum distillation, delayed coking, hydrocracking, naphtha reforming, hydrotreating, fluid catalytic cracking and alkylation units. The refinery produces a high proportion of transportation fuels, including cleaner-burning California Air Resources Board, or CARB, gasoline and CARB diesel fuel, as well as conventional gasoline and diesel fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke.

Transportation.    Our Martinez refinery’s two leased marine terminals have access through the San Francisco Bay that enables us to receive crude oil and ship refined products. In addition, the refinery can receive crude oil through a third-party marine terminal at Martinez. The Martinez Crude Oil Terminal was sold to Tesoro Logistics LP, or TLLP, effective April 1, 2012, as discussed below. We also receive California crude oils and ship refined products from the refinery through third-party pipelines.

Terminals.    We operate a refined products terminal at our Martinez refinery. Additionally, TLLP operates a leased refined products terminal at Stockton, California. See “—Tesoro Logistics LP”. We distribute refined products through these and third-party terminals in our market areas and through purchase and exchange arrangements with other refining and marketing companies. We also lease third-party clean product tanks with access to the San Francisco Bay.

Sale of Crude Oil Marine Terminal to TLLP.    Effective April 1, 2012, Tesoro Refining and Marketing Company, or TRMC, our wholly owned subsidiary, entered into a transaction (which we refer to as the “Martinez Terminal Sale”) to sell to TLLP the Martinez Crude Oil Marine Terminal and associated assets in Martinez, California, or the Martinez Terminal. The Martinez Terminal Sale was made in exchange for consideration from TLLP of $75 million, comprised of $67.5 million in cash financed with borrowings under the TLLP Revolving Credit Facility and the issuance of equity with a combined fair value of $7.5 million. In connection with the Martinez Terminal Sale we entered into a 10-year use and throughput agreement under which the pipelines and tanks at the Martinez Terminal will be dedicated and used exclusively for the throughput and storage of our crude oil and refined products.

In connection with the Martinez Terminal Sale we also amended and restated the omnibus agreement with TLLP, or the Amended Omnibus Agreement. Additional sales of assets from the Company and its affiliates to TLLP, including the assets in the Martinez Terminal Sale, are governed by the Amended Omnibus Agreement. The fee payable to us for provision of various general and administrative services under the Amended Omnibus Agreement did not change.

Wilmington

Refining.    Our 97 Mbpd Wilmington refinery is located in Wilmington, California on approximately 300 acres about 20 miles south of Los Angeles. We source crude oil for our Wilmington refinery from California as well as foreign locations. The Wilmington refinery also processes intermediate feedstocks. The refinery’s major processing units include crude distillation, vacuum distillation, delayed coking, hydrocracking, naphtha reforming, hydrotreating, fluid catalytic cracking, butane isomerization and alkylation units. The refinery produces a high proportion of transportation fuels, including CARB gasoline and CARB diesel fuel, as well as conventional gasoline, diesel fuel and jet fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and petroleum coke.

Transportation.    Our Wilmington refinery leases a marine terminal at the Port of Long Beach that enables us to receive crude oil and ship refined products. The refinery can also receive crude oils from the San Joaquin Valley and the Los Angeles Basin and ship refined products from the refinery through third-party pipelines. TRMC intends to sell its Long Beach Marine Terminal and Los Angeles short-haul pipelines to TLLP on September 14, 2012 in exchange for total consideration of approximately $210 million. See “—Recent developments.”

Terminals.    TLLP owns and operates a refined products terminal adjacent to our Wilmington refinery. Additionally, we distribute refined products through third-party terminals in our market areas and through purchases and exchange arrangements with other refining and marketing companies. We also lease refined product storage tanks at third-party terminals in Southern California, the majority of which have access to marine terminals.

Acquisition of BP assets in Southern California

On August 8, 2012, we entered into a purchase and sale agreement with BP West Coast Products, LLC, and certain other sellers to purchase BP’s integrated Southern California refining and marketing business. See “—Recent developments”.

Pacific Northwest refineries

Washington

Refining.    Our 120 Mbpd Anacortes, Washington refinery is located in northwest Washington on approximately 900 acres about 70 miles north of Seattle. We source our Washington refinery’s crude oil from Alaska, North Dakota, Canada and other foreign locations. We have completed an unloading facility to offload additional crude oils from the Bakken Shale/Williston Basin. These crude oils will improve our product yield and provide us an increased crude oil cost advantage. In July 2011, we announced our intention to offer TLLP this unloading facility upon completion. The facility was placed in service in the third quarter of 2012 and we expect to offer, and to close the sale of, the facility to TLLP in the fourth quarter of 2012. The Washington refinery also processes intermediate feedstocks, primarily heavy vacuum gas oil, produced by some of our other refineries and purchased in the spot-market from third-parties.

The refinery’s major processing units include crude distillation, vacuum distillation, deasphalting, naphtha reforming, hydrotreating, fluid catalytic cracking, butane isomerization and alkylation units, which enable us to produce a high proportion of transportation fuels, such as gasoline including CARB gasoline and components for CARB gasoline, diesel fuel and jet fuel. The refinery also produces heavy fuel oils, liquefied petroleum gas and asphalt.

Transportation.    Our Washington refinery receives Canadian crude oil through a third-party pipeline originating in Edmonton, Alberta, Canada. We receive other crude oils and butanes through our Washington refinery’s marine terminal and its rail facility. The refinery ships transportation fuels including gasoline, jet fuel and diesel fuel through a third-party pipeline system, which serves western Washington and Portland, Oregon. We also deliver refined products through our marine terminal via ships and barges to West Coast and Pacific Rim markets.

Terminals.    We operate truck terminals for distillates, propane and asphalt at our Washington refinery and a refined products terminal at Port Angeles, Washington, all of which are supplied primarily by our refinery. Additionally, our Washington refinery is the primary supplier to TLLP’s Vancouver, Washington terminal. We also distribute refined products through third-party terminals in our market areas, and through purchases and exchange arrangements with other refining and marketing companies.

Alaska

Refining.    Our 72 Mbpd Alaska refinery is located on the Cook Inlet near Kenai on approximately 450 acres about 60 miles southwest of Anchorage. Our Alaska refinery processes crude oil from Alaska and foreign locations. The refinery’s major processing units include crude distillation, vacuum distillation, distillate hydrocracking, hydrotreating, naphtha reforming, diesel desulfurizing and light naphtha isomerization units, which produce transportation fuels, including gasoline and gasoline blendstocks, jet fuel and diesel fuel, as well as other products, including heating oil, heavy fuel oils, liquefied petroleum gas and asphalt.

Transportation.    We receive crude oil into our Kenai marine terminal by tanker and through our owned and operated crude oil pipeline. Our crude oil pipeline is a 24-mile common-carrier pipeline connected to the eastside Cook Inlet oil field. We also own and operate a common-carrier refined products pipeline that runs from the Alaska refinery to TLLP and third-party terminal facilities in Anchorage and to the Anchorage International Airport. This 69-mile pipeline has the capacity to transport approximately 48 Mbpd of refined products and allows us to transport gasoline, diesel fuel and jet fuel. Both of our owned pipelines are subject to regulation by various state and local agencies. We also deliver refined products through our Kenai marine terminal and from the Port of Anchorage marine facility to customers via ships and barges.

Terminals.    We operate a refined products terminal at Nikiski, which is supplied by our Alaska refinery. Additionally, our Alaska refinery supplies fuels to TLLP’s Anchorage terminal. We also distribute refined products through a third-party terminal, which is supplied through an exchange arrangement with another refining company.

Mid-Pacific refinery

Hawaii

We announced in January 2012 that we intend to sell our Hawaii operations as part of a previously announced strategy to focus on the Mid-Continent and West Coast markets. The assets for sale include the Kapolei refinery, 31 retail stations and the associated logistical assets.

Refining.    Our 94 Mbpd Hawaii refinery is located in Kapolei on approximately 130 acres about 20 miles west of Honolulu. We supply the refinery with crude oil from South America, Southeast Asia, the Middle East, Russia and other foreign sources. The refinery’s major processing units include crude distillation, vacuum distillation, visbreaking, hydrocracking, hydrotreating, and naphtha reforming units, which produce gasoline and gasoline blendstocks, jet fuel, diesel fuel, heavy fuel oils, liquefied petroleum gas and asphalt.

Transportation.    We transport crude oil to Hawaii in tankers, which discharge through our single-point mooring, approximately two miles offshore from the refinery. Our three underwater pipelines from the single-point mooring allow crude oil and refined products to be transferred to and from the refinery. We own and operate a refined products pipeline from our Hawaii refinery to the Sand Island terminal, which we operate, and to third-party terminals on the island of Oahu. Furthermore, our four refined products pipelines connect the Hawaii refinery to Barbers Point Harbor, approximately three miles away, where refined products are loaded on ships and barges to transport to the neighboring islands. The Barbers Point Harbor pipelines are also connected to other third-party origination and destination points.

Terminals.    We operate refined products terminals on Maui and on the Big Island of Hawaii and operate a diesel terminal on Oahu. We also have an aviation fuel terminal on Kauai, and distribute refined products from our refinery to customers through third-party terminals in our market areas.

Mid-Continent refineries

North Dakota

Refining.    Our 68 Mbpd North Dakota refinery is located on the Missouri River near Mandan on approximately 950 acres. We supply the refinery primarily with crude oil produced from the Bakken Shale/Williston Basin. The refinery also has the ability to access other crude oil supplies, including Canadian crude oil. The refinery’s major processing units include crude distillation, fluid catalytic cracking, naphtha reforming, hydrotreating and alkylation units, which produce transportation fuels, including gasoline, diesel fuel and jet fuel, as well as other products, including heavy fuel oils and liquefied petroleum gas.

We recently completed a project to expand the crude oil throughput capacity at our North Dakota refinery from 58 Mbpd to 68 Mbpd. The expansion allows the refinery to process additional crude oil from the nearby Bakken Shale/Williston Basin area via the TLLP High Plains System.

Transportation.    Our North Dakota refinery’s crude oil supply is gathered and transported to us by TLLP’s High Plains System. This system includes both pipeline and truck gathered barrels and can also supply crude oil from other sources, including Canada, through third-party pipeline connections.

We distribute a significant portion of our refinery’s production through a third-party refined products pipeline system, which serves various areas from Mandan, North Dakota to Minneapolis, Minnesota. Most of the gasoline and distillate products from our refinery can be shipped through that pipeline system to third-party terminals.

Terminals.    We distribute our refined products through TLLP’s terminal at our North Dakota refinery and through third-party terminals in our market area.

Utah

Refining.    Our 58 Mbpd Utah refinery is located in Salt Lake City on approximately 150 acres. Our Utah refinery processes crude oils primarily from Utah, Colorado, Wyoming and Canada. The refinery’s major processing units include crude distillation, fluid catalytic cracking, naphtha reforming, hydrotreating and alkylation units, which produce transportation fuels, including gasoline, diesel fuel and jet fuel, as well as other products, including heavy fuel oils and liquefied petroleum gas. We intend to make capital improvements to the Utah refinery designed to improve yields of gasoline and diesel, improve the flexibility of processing crude feedstocks, and increase throughput capacity by 4 Mbpd.

Transportation.    Our Utah refinery receives crude oil primarily through third-party pipelines from oil fields in Utah, Colorado, Wyoming and Canada. We use proprietary trucking to supply the remainder of our Utah refinery’s crude oil requirements. We distribute the refinery’s production through a system of both TLLP and third-party terminals and third-party pipeline systems, primarily in Utah, Idaho and eastern Washington, with some refined products delivered by truck to Nevada and Wyoming.

Terminals.    We distribute our refined products through TLLP’s terminals, including one adjacent to the refinery and two others located in Boise and Burley, Idaho as well as third-party terminals.

Wholesale marketing and refined product distribution

We sell refined products including gasoline and gasoline blendstocks, jet fuel, diesel fuel, heavy fuel oils and residual products in both the bulk and wholesale markets. At June 30, 2012, we sold over 300 Mbpd in the wholesale market primarily through independent unbranded distributors that sell refined products purchased from us through 75 owned and third-party terminals. Our bulk sales are primarily to independent unbranded distributors, other refining and marketing companies, utilities, railroads, airlines and marine and industrial end-users. These products are distributed by pipelines, ships, barges, railcars and trucks. Our sales include refined products that we manufacture, purchase or receive through exchange arrangements.

Retail

We sell gasoline and diesel fuel in the western United States through company-operated retail stations and agreements with third-party branded dealers and distributors (which we refer to as “jobber/dealers”). Our retail network provides a committed outlet for a portion of the transportation fuels produced by our refineries. Many of our company-operated retail stations include convenience stores that sell a wide variety of merchandise items. As of June 30, 2012, our retail segment included a network of approximately 1,375 branded retail stations under the Tesoro®, Shell® and USA GasolineTM brands. Included in our 1,375 branded retail stations are our 49 retail stations located primarily in Washington, Oregon, California, Nevada, Idaho, Utah and Wyoming, that we acquired from SUPERVALU, Inc. in January 2012. We paid approximately $37 million for the assets. We assumed obligations under the seller’s leases and other agreements arising after the closing date. Also included in our branded retail stations are 165 retail stations leased from Thrifty Oil Co. and certain of its affiliates.

Tesoro Logistics LP

On April 26, 2011, TLLP completed the initial public offering (which we refer to as the “TLLP Offering”) of 14,950,000 common units at a price of $21.00 per unit, which included a 1,950,000 unit over-allotment option that was exercised by the underwriters. Tesoro Logistics GP, LLC, or TLGP, a 100% consolidated subsidiary, serves as the general partner of TLLP and owns a 2% general partner interest in TLLP. Headquartered in San Antonio, Texas, TLLP’s assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area, eight refined products terminals in the midwestern and western United States, a crude oil and refined products storage facility and five related short-haul pipelines in Utah. We received net proceeds of approximately $283 million from the TLLP Offering, after deducting offering expenses and debt issuance costs.

On April 1, 2012, we received an additional 206,362 common units and 4,212 general partner units as part of the consideration from the Martinez Terminal Sale. Subsequent to the sale, we held an approximate 52% interest in TLLP, including the interest of the general partner.

As partial consideration for TRMC’s sale of its Long Beach marine terminal and Los Angeles short-haul pipelines through TLGP to TLLP, as described below under “—Recent developments”, TLLP expects to issue to TLGP common units and general partner units with a total value of approximately $21 million.

Recent developments

Acquisition of BP assets in Southern California

On August 8, 2012, TRMC entered into a purchase and sale agreement with BP West Coast Products, LLC and certain other sellers to purchase BP’s integrated Southern California refining and marketing business (which we refer to as the “BP Acquisition”). The assets to be acquired include BP’s 266 Mpbd Carson refinery located adjacent to our Wilmington refinery, three marine terminals, four land storage terminals, over one hundred miles of pipelines, four product marketing terminals and approximately 800 dealer-operated retail stations in Southern California, Nevada and Arizona. In addition, the assets include the ARCO® brand and associated registered trademarks, as well as a master franchisee license for the ampm® convenience store brand. Additionally, TRMC will acquire the sellers’ 51% ownership in the 400 megawatt gas supplied Watson cogeneration facility and a 350,000 metric ton per year anode coke calcining operation, both located near the Carson refinery.

The purchase price is $1.175 billion, plus the value of inventories at the time of closing, which we estimated to be approximately $1.3 billion at August 13, 2012. We expect to finance the purchase price initially through a combination of cash and debt, although the exact amount of cash and debt financing is yet to be determined. Upon closing of the BP Acquisition, the sellers have agreed, subject to certain limitations, to retain certain obligations, responsibilities, liabilities, costs and expenses arising out of the pre-closing operations of the assets. TRMC has agreed to assume certain obligations, responsibilities, liabilities, costs and expenses arising out of or incurred in connection with decrees, orders and settlements the sellers entered into with governmental and non-governmental entities prior to closing. We expect that upon closing of the BP Acquisition that we will record certain environmental liabilities that we will assume in connection therewith. We do not expect such liabilities will have a material impact on our liquidity. The BP Acquisition, which is subject to customary closing conditions and will require approval from the Federal Trade Commission and the California Attorney General, is expected to close before mid-2013. The purchase and sale agreement provides for TRMC to pay a break-up fee of up to $140 million in the event that TRMC terminates the agreement (except for termination for specified reasons) prior to the closing of the transaction.

We intend to offer TLLP the integrated logistics system to be acquired in the BP Acquisition in multiple transactions over the first twelve months following the closing of our BP Acquisition. The integrated logistics system, which we estimate to have a master limited partnership value of approximately $1.0 billion and believe would provide TLLP with extensive regional product distribution capabilities, includes the three marine terminals, four land storage terminals, over 100 miles of pipelines (including connected access to the Los Angeles International Airport) and four product marketing terminals.

TRMC’s expected Long Beach marine terminal and Los Angeles short-haul pipelines sale to TLLP and the TLLP notes offering

TRMC intends to sell through TLGP to TLLP its Long Beach marine terminal and Los Angeles short-haul pipelines in exchange for total consideration of approximately $210 million, comprised of approximately $189 million in cash and the remaining $21 million in partnership units (which we refer to as the “Long Beach Sale”). TLLP expects to finance the $189 million cash payment with a portion of the proceeds from its offering of $350 million aggregate principal amount of 5.875% senior notes due 2020 (which we refer to as the “TLLP Notes Offering”), the remaining proceeds of which it expects to use to repay outstanding indebtedness under its revolving credit facility, to pay fees and expenses related to the TLLP Notes Offering and the Long Beach Sale and for general partnership purposes. The TLLP Notes Offering and the Long Beach Sale are expected to close on September 14, 2012.

The Port of Long Beach Marine terminal includes assets that receive and load crude oil, intermediate feedstocks and refined products through marine vessel deliveries for transportation to and from the Wilmington refinery and other third party facilities. The short-haul pipeline assets to be sold to TLLP consist of six pipelines that transport crude oil and refined products to and from Tesoro’s Wilmington refinery, the Long Beach marine terminal and various third party facilities.

Redemption of 2012 Notes

On August 16, 2012, we gave notice to holders of our 2012 Notes that we will redeem in full on September 21, 2012 the $299 million aggregate principal amount of our 2012 Notes that remain outstanding at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to but not including the redemption date (which we refer to as the “2012 Notes Redemption”). We intend to fund the 2012 Notes Redemption with cash on hand.

Termination of TPSA’s revolving credit facility

In August 2012, Tesoro Panama S.A., or TPSA, repaid all borrowings under its revolving credit facility, terminated the facility and became a guarantor and a borrower under our revolving credit facility.

Tesoro was incorporated in Delaware in 1968. Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Tesoro maintains a website at http://www.tsocorp.com. Information contained on this website, or that can be accessed through our website, does not constitute part of this prospectus.

Related transactions

Cash tender offers and consent solicitation

Concurrently with the commencement of this offering, we are launching (i) cash tender offers, or the Cash Tender Offers, for any and all of our outstanding 2015 Notes, of which $450 million aggregate principal amount remains outstanding, and for any and all of our outstanding Existing 2017 Notes, of which $473 million aggregate principal amount remains outstanding (and which we refer to, together with the 2015 Notes, as the “Cash Tender Notes”), and (ii) consent solicitations with respect to certain proposed amendments to the indentures governing the Cash Tender Notes, which would eliminate most of the restrictive covenants, certain of the events of default and certain other provisions contained in the indentures, subject to customary terms and conditions. The Cash Tender Offers expire at 12:00 midnight, New York City time, on October 11, 2012, or the Expiration Time, unless extended or earlier terminated.

We are offering to purchase the 2015 Notes at a purchase price of $1,017.50 per $1,000 principal amount at maturity (which we refer to as the “Total Consideration” with respect to the 2015 Notes), which includes a $30.00 early tender payment, for each $1,000 principal amount at maturity of 2015 Notes validly tendered and not withdrawn and accepted by us for payment on or before 5:00 p.m. on September 26, 2012, or the Early Tender Date. We are offering to purchase the Existing 2017 Notes at a purchase price of $1,035.00 per $1,000 principal amount at maturity (which we refer to as the “Total Consideration” with respect to the Existing 2017 Notes), which includes a $30.00 early tender payment, for each $1,000 principal amount at maturity of Existing 2017 Notes validly tendered and not withdrawn and accepted by us for payment on or before the Early Tender Date. Cash Tender Notes tendered after the Early Tender Date but on or prior to the Expiration Time will receive the Total Consideration for such series of Cash Tender Notes less the early tender payment. In addition, holders whose Cash Tender Notes are purchased in the Cash Tender Offers will receive accrued and unpaid interest in respect of their purchased Cash Tender Notes from the last interest payment date to, but not including, the applicable payment date for such Cash Tender Notes.

Unless otherwise specified in this prospectus, we have assumed that 100% of the outstanding Cash Tender Notes will be validly tendered on or prior to the Early Tender Date and accepted for purchase in the Cash Tender Offers. Any of our 2015 Notes or Existing 2017 Notes that are not tendered and purchased in the Cash Tender Offers will remain outstanding in accordance with their terms, as amended by any supplemental indenture entered into pursuant to the Cash Tender Offer and related consent solicitation with respect to such Cash Tender Notes.

We intend to use the net proceeds from this offering and cash on hand to fund our repurchase of the Cash Tender Notes, pay fees and expenses related to the Cash Tender Offers and pay fees and expenses related to this offering of notes. In the event that there are remaining proceeds from this offering, we intend to use any such remaining proceeds for general corporate purposes, which may include, without limitation, financing the retirement of any outstanding Cash Tender Notes not purchased in the Cash Tender Offers through redemption, open market purchases or by other means, and may also include, without limitation, the repayment or the refinancing of other indebtedness, capital expenditures and working capital.

The Cash Tender Offers are not being made pursuant to this prospectus and are being made solely by our Offer to Purchase and Consent Solicitation Statement dated September 13, 2012; however, the closing of each Cash Tender Offer is contingent upon the closing of this offering. This offering is not conditioned upon the completion of the Cash Tender Offers. Pending the application of the proceeds of this offering, we expect to invest the proceeds in short-term, investment-grade marketable securities or money market obligations.

This offering of notes, the related Cash Tender Offers, the payment of fees and expenses in connection therewith, the 2012 Notes Redemption, the Long Beach Sale, the TLLP Notes Offering (each as defined under “—Recent developments”) and the use of proceeds therefrom and Tesoro Panama S.A.’s repayment of all outstanding borrowings under its revolving credit facility and termination of the facility in August 2012 are collectively referred to as the “Transactions.”

The offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to “Description of the notes.”

Issuer	Tesoro Corporation.

Securities offered	$925,000,000 aggregate principal amount of senior notes, consisting of $450,000,000 aggregate principal amount of 4.250% Senior Notes due 2017 and $475,000,000 aggregate principal amount of 5.375% Senior Notes due 2022.

Maturity	The 2017 Notes will mature on October 1, 2017, and the 2022 Notes will mature on October 1, 2022.

Interest payment dates	April 1 and October 1 of each year, commencing April 1, 2013. Interest will accrue from September 27, 2012.

Optional redemption	At any time prior to October 1, 2015, we may redeem up to 35% of the 2022 Notes with the net cash proceeds of certain equity offerings at the applicable redemption price set forth under “Description of the notes—Optional redemption—2022 Notes”.

At any time prior to September 1, 2017, we may redeem the 2017 Notes, in whole or in part, at a “make-whole” redemption price, plus accrued and unpaid interest, if any, to the date of redemption. On or after September 1, 2017, we may redeem some or all of the 2017 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, as set forth under “Description of the Notes—Optional redemption—2017 Notes.”

At any time prior to October 1, 2017, we may redeem the 2022 Notes, in whole or in part, at a “make-whole” redemption price, plus accrued and unpaid interest, if any, to the date of redemption. On and after October 1, 2017, we may redeem the 2022 Notes, in whole or in part, at the redemption prices set forth under “Description of the notes—Optional redemption—2022 Notes”.

Ranking	The notes will be our general unsecured senior obligations. Accordingly, they will rank:

•

effectively subordinate to all of our existing and future secured indebtedness, including indebtedness under our revolving credit facility and reimbursement obligations outstanding under our letter of credit facilities, in each case to the extent of the value of the collateral securing such indebtedness;

•	structurally subordinate to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us);

•

equal in right of payment with each other and to all of our existing and future senior indebtedness, including our Existing Senior Notes, our revolving credit facility and reimbursement obligations under our letter of credit facilities; and

•	senior in right of payment to any future subordinated indebtedness we may incur.

As of June 30, 2012, after giving effect to the Transactions, (1) the notes and related guarantees would have ranked structurally junior to approximately $625 million of liabilities of our non-guarantor subsidiaries, including long-term payables to affiliates, and (2) we would have had approximately $946 million of additional available capacity under our revolving credit facility. As of June 30, 2012, we had no borrowings and $904 million in letters of credit outstanding under our revolving credit facility. We had $541 million of outstanding letters of credit under our separate letter of credit facilities that are not reflected on our balance sheet because there were no outstanding reimbursement obligations thereunder as of June 30, 2012.

The notes are structurally junior to the indebtedness and other liabilities of our non-guarantor subsidiaries, including TLLP and TPSA.

Guarantees	The notes will be jointly and severally guaranteed on a senior unsecured basis by substantially all of our domestic subsidiaries that have outstanding, incur or guarantee other specified indebtedness.

Each subsidiary guarantee will rank:

•

effectively subordinate to all existing and future secured indebtedness of such guarantor subsidiary, including its guarantee of indebtedness under our revolving credit facility and reimbursement obligations under our letter of credit facilities, in each case to the extent of the value of the collateral securing such indebtedness;

•

equal in right of payment to all existing and future senior indebtedness of such guarantor subsidiary, including its guarantee of each series of notes, our Existing Senior Notes, our revolving credit facility and reimbursement obligations under our letter of credit facilities; and

•	senior in right of payment to any future subordinated indebtedness such guarantor subsidiary may incur.

Certain of our subsidiaries, including (1) any entities related to TLLP and (2) TPSA will not guarantee the notes. As of June 30, 2012, our guarantor subsidiaries had $21 million of indebtedness outstanding related to capital lease obligations that would have been structurally senior to the notes offered hereby.

Any guarantee of the notes will be released in the event such guarantee is released under the revolving credit facility.

Our non-guarantor subsidiaries, including TLLP and TPSA, accounted for approximately $3.0 billion, or 10.0%, of our consolidated revenue for the year ended December 31, 2011, and approximately $1.1 billion, or 11.2%, of our total assets and approximately $520 million, or 8.8%, of our total liabilities, including long-term payables to affiliates, in each case as of December 31, 2011. Additionally, our non-guarantor subsidiaries, including TLLP and TPSA, accounted for approximately $1.2 billion, or 7.8%, of our consolidated revenue for the six months ended June 30, 2012, and approximately $1.1 billion, or 10.4%, of our total assets and approximately $443 million, or 7.4%, of our total liabilities, including long-term payables to affiliates, in each case as of June 30, 2012.

As of June 30, 2012, TPSA had $50 million of borrowings outstanding and $450 million of additional available borrowing capacity under its revolving credit facility and no outstanding letters of credit. In August 2012, we repaid all outstanding borrowings under TPSA’s revolving credit facility and terminated the facility, and TPSA became a guarantor and a borrower under our revolving credit facility. TPSA is a foreign subsidiary and is not a guarantor of notes. Additionally, as of June 30, 2012, TLLP had $118 million of borrowings outstanding, $0.3 million of outstanding letters of credit and $182 million of additional available borrowing capacity under its revolving credit facility. TLLP intends to repay all of its outstanding indebtedness under its revolving credit facility in connection with the TLLP Notes Offering. See “Summary—Recent developments”. TLLP is not a guarantor of the notes. For more information, see “Description of other indebtedness—Credit Facilities”.

Covenants	We will issue the notes under an indenture among us, our guarantor subsidiaries and U.S. Bank National Association, as trustee. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	make investments;

•	incur additional indebtedness and issue disqualified stock;

•	pay dividends or make distributions on capital stock or redeem or repurchase capital stock;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications. During any period in which the notes have an investment grade rating from a rating agency and no default has occurred and is continuing under the indenture governing the notes, we will not be subject to certain of these covenants. See “Description of the notes—Certain covenants.”

Mandatory offer to repurchase	If a change of control triggering event occurs, we must offer to repurchase the notes at a redemption price equal to 101% of the principal amount thereof plus any accrued and unpaid interest. See “Description of the notes—Change of control triggering event.”

No public market	Each series of notes is a series of securities for which there is currently no established trading market. Certain of the underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Use of proceeds	We intend to use the proceeds from this offering and cash on hand to fund our repurchase of the Cash Tender Notes pursuant to the Cash Tender Offers, pay fees and expenses related to the Cash Tender Offers and pay fees and expenses related to this offering of notes. In the event that there are remaining proceeds from this offering, we intend to use any such remaining proceeds for general corporate purposes. See “Use of proceeds” and “Summary—Related transactions.”

Form	The notes will be represented by registered global securities registered in the name of Cede & Co., the nominee of the depositary, The Depository Trust Company, or DTC. Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by DTC and its participants.

Risk factors	See “Risk factors” for important information regarding us and an investment in the notes.

Summary historical financial data

The following tables set forth certain of our condensed consolidated financial data. The summary financial information presented below as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011, has been derived from the audited financial statements incorporated by reference in this prospectus. The summary financial information as of December 31, 2009 has been derived from our audited financial statements not included or incorporated by reference in this prospectus. The summary financial information as of and for the six months ended June 30, 2011 and 2012 has been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the unaudited financial data as of and for the six months ended June 30, 2011 and 2012 have been reflected therein. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year. You should read the information in conjunction with the “Risk factors” section contained elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in the filings incorporated by reference in this prospectus.

	Year ended December 31,			Six months ended June 30,
				(Unaudited)
(Dollar amounts in millions)	2009	2010	2011	2011	2012

Statement of Operations Data:
Revenues
Refining	$16,365	$20,077	$29,805	$14,246	$15,633
Retail	3,235	3,810	5,319	2,578	2,931
Intersegment sales from refining to retail	(2,728)	(3,304)	(4,821)	(2,335)	(2,639)

Total revenues	16,872	20,583	30,303	14,489	15,925

Cost of sales and expenses	16,429	19,967	28,739	13,585	14,886
Depreciation and amortization expense	426	422	417	209	212
Loss on asset disposals and impairments(1)	74	54	67	57	12

Total costs of sales and expenses	16,929	20,443	29,223	13,851	15,110

Operating income (loss)(2)	(57)	140	1,080	638	815
Interest and financing costs	(130)	(157)	(177)	(103)	(70)
Interest income and other	4	3	2	—	1
Foreign exchange gain (loss)	(5)	2	(2)	(1)	(1)
Other income (expense)(3)	—	(13)	2	—	(18)

Earnings (loss) before income taxes	(188)	(25)	905	534	727
Income tax expense (benefit)	(48)	4	342	205	272

Net earnings (loss)	(140)	(29)	563	329	455
Less net income attributable to noncontrolling interest	—	—	17	4	12

Net earnings (loss) attributable to Tesoro Corporation	$(140)	$(29)	$546	$325	$443

Total comprehensive income (loss)(4)	$(120)	$92	$538	$329	$455
Less noncontrolling interest in comprehensive income	—	—	17	4	12

Comprehensive income (loss) attributable to Tesoro Corporation	$(120)	$92	$521	$325	$443

Other Data:
Net cash from operating activities	$663	$385	$689	$89	$724
Net cash used in investing activities	(436)	(295)	(291)	(111)	(278)
Net cash from (used in) financing activities	166	145	(146)	(19)	(24)

Increase (decrease) in cash and cash equivalents	$393	$235	$252	$(41)	$422

Ratio of earnings to fixed charges(5)	*	*	4.7x	5.2x	8.6x

Capital expenditures
Refining	$356	$263	$262	$93	$212
Retail	14	22	41	7	32
Corporate	31	2	17	5	6

Total capital expenditures	$401	$287	$320	$105	$250

	Year ended December 31,			Six months ended June 30,
				(Unaudited)
(Dollar amounts in millions)	2009	2010	2011	2011	2012

Balance Sheet Data (end of period):
Cash and cash equivalents	$413	$648	$900	$607	$1,322
Working capital(6)	334	432	902	1,152	1,293
Net Property, plant and equipment	5,190	5,170	5,148	5,075	5,288
Total Assets	8,070	8,732	9,892	9,738	10,408
Debt(7)	1,841	1,995	1,701	1,723	1,702
Total Tesoro Corporation Stockholders’ Equity(8)	3,087	3,215	3,668	3,554	4,112
Noncontrolling Interest	—	—	310	292	311
Total Equity	3,087	3,215	3,978	3,846	4,423
Total Liabilities and Equity	$8,070	$8,732	$9,892	$9,738	$10,408

(1)	Includes impairment charges related to the change in scope of a capital project at our Wilmington refinery of $48 million for the six months ended June 30, 2011 and year ended December 31, 2011.

(2)	Includes $37 million in business interruption and property damage recoveries for the six months ended June 30, 2011 and year ended December 31, 2011.

(3)	Includes accruals related to certain legal matters partially offset by receipts associated with the settlement of a pipeline rate proceeding for the six months ended June 30, 2012, and claims awarded to Chevron in relation to the net refunds we received in 2008 from the owners of the Trans Alaska Pipeline System for the year ended December 31, 2010.

(4)	As of December 31, 2011, we adopted a new accounting standard which requires companies to report comprehensive income in either a single continuous statement of comprehensive income, or in two separate but consecutive statements. The guidance under the new standard also applies to the separate condensed consolidating financial information of Tesoro Corporation, subsidiary guarantors and non-subsidiary guarantors. The condensed consolidating financial information included in our Annual Report on Form 10-K for the year ended December 31, 2011 does not include this information. In 2009, 2010 and 2011, the only components of other comprehensive income related to our pension and other postretirement benefits which relate 100% to Tesoro Corporation (Parent). The condensed consolidating financial information included in our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2012 does include this information. For the six months ended June 30, 2011 and 2012 there are no other comprehensive income items.

(5)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from operations plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. The ratio of earnings to fixed charges for fiscal years 2007 and 2008 are 5.9x and 3.0x, respectively. For the years ended December 31, 2009 and 2010, fixed charges exceeded total earnings by $213 million and $44 million, respectively.

(6)	Working capital means current assets minus current liabilities.

(7)	During 2011, we borrowed $50 million under TLLP’s revolving credit facility, repurchased approximately $178 million of our senior notes and redeemed our $150 million Junior Subordinated Notes due 2012. During 2009, we issued $300 million in senior notes for general corporate purposes. Total debt includes capital lease obligations. For more information, see “Description of other indebtedness.”

(8)	Total Tesoro Corporation Stockholders’ Equity excludes $310 million of equity related to noncontrolling interest for the year ended December 31, 2011 and $311 million and $292 million for the six months ended June 30, 2012 and 2011, respectively. There was no equity related to noncontrolling interest for the years ended December 31, 2009 through 2010.

Summary refining and marketing operating data

	Fiscal years			Six months ended
	2009	2010	2011	June 30, 2011	June 30, 2012

Refinery Throughput (Mbpd)
California
Martinez	141	124	140	136	119
Wilmington	100	99	101	102	110
Pacific Northwest
Washington(1)	84	39	98	97	107
Alaska	51	54	55	55	42
Mid-Pacific
Hawaii	68	64	71	68	61
Mid-Continent
North Dakota	54	50	59	57	58
Utah	51	50	55	55	57

Total refining throughput	549	480	579	570	554

Yield (Mbpd)
California (Martinez and Wilmington)
Gasoline and gasoline blendstocks	130	124	134	134	125
Jet fuel	18	19	20	21	23
Diesel fuel	52	54	63	57	49
Heavy fuel oils, residual products, internally produced fuel and other	63	47	45	47	51

Total	263	244	262	259	248

Pacific Northwest (Washington and Alaska)
Gasoline and gasoline blendstocks	60	34	66	66	67
Jet fuel	26	24	30	30	29
Diesel fuel	23	11	27	27	23
Heavy fuel oils, residual products, internally produced fuel and other	30	27	35	34	35

Total	139	96	158	157	154

Mid-Pacific (Hawaii)
Gasoline and gasoline blendstocks	16	15	19	18	17
Jet fuel	17	15	18	17	16
Diesel fuel	12	12	13	13	12
Heavy fuel oils, residual products, internally produced fuel and other	24	23	22	22	18

Total	69	65	72	70	63

Mid-Continent (North Dakota and Utah)
Gasoline and gasoline blendstocks	62	59	66	65	66
Jet fuel	9	10	11	10	10
Diesel fuel	27	26	32	31	33
Heavy fuel oils, residual products, internally produced fuel and other	10	9	10	9	10

Total	108	104	119	115	119

Total Yield
Gasoline and gasoline blendstocks	268	232	285	283	275
Jet fuel	70	68	79	78	78
Diesel fuel	114	103	135	128	117
Heavy fuel oils, residual products, internally produced fuel and other	127	106	112	112	114

Total Yield	579	509	611	601	584

	Fiscal years			Six months ended
	2009	2010	2011	June 30, 2011	June 30, 2012

Refining margin ($/throughput barrel)(2)
California (Martinez and Wilmington)
Gross refining margin	$10.18	$12.03	$12.19	$15.98	$11.04
Manufacturing cost before depreciation and amortization	$6.86	$7.54	$6.90	$7.18	$6.38
Pacific Northwest (Washington and Alaska)
Gross refining margin	$7.65	$10.84	$12.40	$13.95	$17.12
Manufacturing cost before depreciation and amortization	$3.81	$5.88	$3.64	$3.50	$3.92
Mid-Pacific (Hawaii)
Gross refining margin	$3.62	$3.77	$4.08	$3.33	$7.70
Manufacturing cost before depreciation and amortization	$3.18	$3.18	$3.65	$4.33	$3.94
Mid-Continent (North Dakota and Utah)
Gross refining margin	$10.95	$14.62	$25.59	$23.51	$30.83
Manufacturing cost before depreciation and amortization	$3.49	$3.68	$3.55	$3.69	$3.71
Total
Gross refining margin	$8.90	$11.26	$13.94	$15.49	$16.42
Manufacturing cost before depreciation and amortization	$5.01	$5.83	$4.98	$5.17	$4.89

Average Number of Branded Retail Stations (during the period)
Company-operated	388	383	377	378	453
Branded jobber/dealer	487	499	780	757	793

Total average retail stations	875	882	1,157	1,135	1,246

(1)	Our Washington refinery was temporarily shut down from April 2010 to November 2010.

(2)	Management uses gross refining margin per barrel to evaluate performance and compare profitability to other companies in the industry. There are a variety of ways to calculate gross refining margin per barrel; different companies may calculate it in different ways. We calculate gross refining margin per barrel by dividing gross refining margin (revenue less costs of feedstocks, purchased refined products, transportation and distribution) by total refining throughput. Management uses manufacturing costs per barrel to evaluate the efficiency of refinery operations. There are a variety of ways to calculate manufacturing cost per barrel; different companies may calculate it in different ways. We calculate manufacturing costs per barrel by dividing manufacturing costs by total refining throughput. Investors and analysts use these financial measures to help analyze and compare companies in the industry on the basis of operating performance. These financial measures should not be considered alternatives to segment operating income, revenues, cost of sales, operating expenses or any other measure of financial performance presented in accordance with U.S. GAAP.

Risk factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

Risks relating to the notes

Our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

After giving effect to the Transactions, as of June 30, 2012, we would have had approximately $1.6 billion of total indebtedness. Our indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, including the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal, premium, if any, and interest on the notes and other indebtedness which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions; and

•	our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors may be compromised due to our substantial level of indebtedness.

Despite our current or future indebtedness level, we may still be able to incur substantially more debt.

We may be able to incur substantial indebtedness in the future. The terms of the indenture governing the notes will not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of Tesoro. If new debt is added to our current debt levels, the related risks we face will increase.

We are a holding company, and we are dependent on the ability of our subsidiaries to distribute funds to us.

Tesoro Corporation is a holding company and conducts substantially all of its operations through subsidiaries. Our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to meet our debt service and other obligations, including the payment of principal and interest on the notes. Our subsidiaries may not generate sufficient cash from operations to enable us to make payments on our indebtedness, including the notes. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state corporate laws, other laws and regulations and contractual restrictions. Furthermore, claims of creditors of our existing and future subsidiaries that are not guarantors, including trade creditors of, and banks and other lenders to, those subsidiaries, generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including the holders of the notes. If we are unable to obtain funds from our subsidiaries as a result of restrictions under our other debt instruments, state law or otherwise, we may not be able to pay interest or principal on the notes when due, or to redeem the notes upon a change of control triggering event, and we cannot assure you that we will be able to obtain the necessary funds from other sources.

The notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our revolving credit facility and reimbursement obligations under our letter of credit facilities to the extent of the value of the property securing such indebtedness.

The notes and the guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our revolving credit facility, as amended, and any reimbursement obligations under our letter of credit facilities, to the extent of the collateral securing such indebtedness. As of June 30, 2012, we had no borrowings and $904 million in letters of credit outstanding under our revolving credit facility, resulting in total unused credit availability of approximately $946 million, or 51% of the eligible borrowing base. As of June 30, 2012, we also had $541 million in letters of credit outstanding under our separate letter of credit facilities, resulting in total unused credit availability of $355 million, or 40% of total capacity, under these credit facilities. In addition, we may incur additional secured debt in the future.

The effect of this is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of our, or our subsidiary guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the collateral that secures our secured indebtedness will be available to pay obligations on the notes offered hereby only after all indebtedness under our revolving credit facility and our letter of credit facilities, as applicable, has been paid in full. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of our, or our subsidiary guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding.

Not all of our subsidiaries will guarantee the notes and, under certain circumstances, the subsidiary guarantees will be released.

Certain of our subsidiaries will not guarantee the notes. Additionally, under the terms of the indenture governing the notes, under certain circumstances, some or all of the guarantors may cease to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries. As of June 30, 2012, our non-guarantor subsidiaries, including TLLP and TPSA, held approximately $1.1 billion of our consolidated assets, or 10.4%, and had $443 million of our total liabilities, or 7.4%, including long-term payables to affiliates.

If a subsidiary does not have outstanding indebtedness or guarantee specified indebtedness at any time, the note guarantee of such subsidiary will be released. If all of the subsidiary guarantors are released from their guarantees of these notes, our subsidiaries will have no obligation to pay any amounts due on the notes. In the event of the release of any subsidiary guarantor’s guarantee, Tesoro’s right, as an equity holder of such subsidiary, to receive any assets of such subsidiary upon its liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors.

The indenture governing the notes allows us to make substantial repurchases of common stock from our stockholders and permits us to distribute capital stock of our subsidiaries to the holders of our common stock.

Under the terms of the indenture governing the notes, we may be able to make substantial repurchases of common stock from our stockholders. The indenture will not restrict us from repurchasing our common stock so long as the notes are rated Ba2 or better by Moody’s and BB or better by Standard & Poor’s and our leverage ratio is equal to or less than 2.0 to 1.0. It is possible that if we do make substantial repurchases of common stock from our stockholders, we will not have sufficient funds to meet our payment obligations on our debt, including the notes. In addition to stock repurchases, under the terms of the indenture, we may distribute shares of our subsidiaries to our stockholders under certain circumstances, including compliance with certain coverage ratios under the indenture.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

Our ability to comply with the financial covenants under our revolving credit facility as they currently exist or as they may be amended, may be affected by many events beyond our control and our future operating results may not allow us to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with these financial covenants or to comply with the other restrictions contained in our revolving credit facility could result in a default, which could cause that indebtedness (and by reason of cross-default provisions, indebtedness under the indentures governing the notes and our Existing Senior Notes and other indebtedness) to become immediately due and payable. If we are unable to repay those amounts, the lenders under our revolving credit facility could proceed against the collateral granted to them to secure that indebtedness. If those lenders accelerate the payment of the revolving credit facility, we may not be able to pay that indebtedness immediately and continue to operate our business.

The indenture relating to the notes, the indentures relating to our Existing Senior Notes and our revolving credit facility contain covenants that restrict, among other things, our ability to:

•	pay dividends and other distributions with respect to our capital stock and purchase, redeem or retire our capital stock;

•	make certain investments;

•	incur additional indebtedness and issue disqualified stock;

•	sell assets;

•	incur liens on our assets;

•	engage in certain mergers or consolidations and transfers of assets; and

•	enter into transactions with affiliates.

Our failure to comply with these covenants or to comply with the other restrictions contained in our revolving credit facility or the indentures relating to the notes or the Existing Senior Notes could result in a default, which could cause that indebtedness (and by reason of cross-default provisions, indebtedness under our revolving credit facility, or indebtedness under the indentures governing the notes, our Existing Senior Notes and other indebtedness) to become immediately due and payable.

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow, or that we will be able to borrow funds under our revolving credit facility, in an amount sufficient to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Based upon current levels of operations, we believe cash flow from operations, amounts available under our revolving credit facility and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. Additionally, the covenants contained in our revolving credit facility and our indentures will restrict our ability to incur additional debt.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or avoid the subsidiary guarantees.

Our obligations under the notes initially will be guaranteed on a general unsecured senior basis by the subsidiary guarantors. Various preference or fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid any subsidiary guarantee issued by a guarantor. It also is possible that under certain circumstances a court could hold that the direct obligations of a guarantor could be superior to the obligations under its subsidiary guarantee.

To the extent that a court finds that at the time a guarantor entered into a subsidiary guarantee either (1) the subsidiary guarantee was incurred by a guarantor with the intent to hinder, delay or defraud any present or future creditor or that a guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others, or (2) the guarantor did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee and, at the time it issued the subsidiary guarantee, the guarantor (a) was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee, (b) was engaged or about to engage in a business or transaction for which the remaining assets of the guarantor constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay debts as they matured, the court could avoid or subordinate the subsidiary guarantee in favor of the guarantor’s other creditors. Among other things, a legal challenge of a subsidiary guarantee issued by a guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the guarantor as a result of our issuance of the notes. To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim as a creditor in respect of that subsidiary guarantor.

We cannot assure you that a court would conclude that the notes and the subsidiary guarantees issued concurrently with the issuance of these notes were incurred for proper purposes and in good faith. We also cannot assure you that a court would conclude that, after giving effect to the Transactions, Tesoro and the subsidiary guarantors are solvent and will continue to be solvent, will have sufficient capital for carrying on their respective businesses and will be able to pay their debts as they become absolute and mature.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under applicable fraudulent transfer laws or may reduce the guarantor’s obligation to an amount that makes the guarantee effectively worthless. Although subsequently overturned on other grounds, a recent Florida bankruptcy court found this kind of provision insufficient to protect such guarantees.

We may not be able to finance a change of control offer as required by the indenture.

Under the indenture, upon the occurrence of a change of control triggering event, we will be required to offer to repurchase all of the notes then outstanding at 101% of the principal amount, plus accrued and unpaid interest, to the repurchase date. If a change of control triggering event were to occur today, we would not have the financial resources available to repay all of our debt that would become payable upon such change of control triggering event and to repurchase all of the notes. In addition, if we only were required to repay all of the notes if a change of control triggering event were to occur today, we would not have the financial resources to repurchase all of those notes. We cannot assure you that we will have the financial resources available or that we will be permitted by our debt instruments to fulfill these obligations upon the occurrence of a change of control triggering event in the future. See “Description of other indebtedness” and “Description of the notes—Repurchase at the option of holders—Change of control triggering event.”

An active trading market may not develop for the notes, which could make it more difficult for you to sell your notes or result in a lower price at which you would be able to sell your notes.

There is currently no established trading market for the notes, and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or the price at which such holders would be able to sell their notes. If such a market were to exist, the notes could trade at prices that may be lower than the initial market values of the notes depending on many factors, including prevailing interest rates and our business performance. In addition, we do not intend to list the notes on any securities exchange or any automated quotation system. Certain of the underwriters have advised us that they currently intend to make a market in the notes after the consummation of this offering, as permitted by applicable laws and regulations. However, none of the underwriters are obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice. See “Underwriting.”

Risks relating to our business

The volatility of crude oil prices, refined product prices and natural gas and electrical power prices may have a material adverse effect on our cash flow and results of operations.

Earnings and cash flows from our refining and wholesale marketing operations depend on a number of factors, including to a large extent the cost of crude oil and other refinery feedstocks which has fluctuated significantly in recent years. While prices for refined products are influenced by the price of crude oil, the constantly changing margin between the price we pay for crude oil and other refinery feedstocks, and the prices at which we are able to sell refined products, also fluctuates significantly from time to time. These prices depend on numerous factors beyond our control, including the global supply and demand for crude oil, gasoline and other refined products, which are subject to, among other things:

•	changes in the global economy and the level of foreign and domestic production of crude oil and refined products;

•	availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

•	local factors, including market conditions, the level of operations of other refineries in our markets, and the volume of refined products imported;

•	threatened or actual terrorist incidents, acts of war, and other global political conditions;

•	government regulations; and

•	weather conditions, hurricanes or other natural disasters.

In addition, we purchase our refinery feedstocks weeks before manufacturing and selling the refined products. Price level changes during the period between purchasing feedstocks and selling the manufactured refined products from these feedstocks could have a significant impact on our financial results. We also purchase refined products manufactured by others for sale to our customers. Price level changes during the periods between purchasing and selling these refined products also could have a material adverse effect on our business, financial condition and results of operations.

Volatile prices for natural gas and electrical power used by our refineries and other operations affect manufacturing and operating costs. Natural gas and electricity prices have been, and will continue to be, affected by supply and demand for fuel and utility services in both local and regional markets.

Adverse changes in global economic conditions and the demand for transportation fuels may impact our business and financial condition in ways that we currently cannot predict.

The U.S. economic recovery from the recent recession continues to be tenuous, and the risk of further significant global economic downturn continues. Further prolonged downturns or failure to recover could result in declines in consumer and business confidence and spending as well as increased unemployment and reduced demand for transportation fuels. This continues to adversely affect the business and economic environment in which we operate, especially on the U.S. West Coast. These conditions increase the risks associated with the creditworthiness of our suppliers, customers and business partners. The consequences of such adverse effects could include interruptions or delays in our suppliers’ performance of our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products, and bankruptcy of customers. Any of these events may adversely affect our cash flow, profitability and financial condition.

Our proposed BP Acquisition involves risks, including risks that we may not be able to complete the acquisition or successfully integrate the assets we acquire.

We entered into a purchase agreement in connection with the BP Acquisition on August 8, 2012 and we expect the acquisition to close before mid-2013. The BP Acquisition involves risks associated with acquisitions and integration of acquired assets, including the following:

•

the possibility that the Federal Trade Commission or the California Attorney General may not approve the acquisition (thereby preventing us from consummating the acquisition), may require that we divest certain assets in order to proceed with the acquisition, or may cause the consummation of the acquisition to occur much later than anticipated;

•

the possibility that we may have to pay a breakage fee of up to $140 million in the event that we terminate the agreement (except for termination for specified reasons) prior to the closing of the transaction;

•

our inability to secure sufficient financing on terms acceptable to us for the BP Acquisition or the expansion of operations associated with the BP Assets, and the risk that any such financing, even if obtained on acceptable terms, could reduce our creditworthiness and increase our financing costs;

•	the potential for unexpected costs, delays and challenges that may arise in integrating the BP Assets into our existing business;

•	challenges related to integrating significant operations that have a company culture that differs from our own;

•	environmental remediation obligations to be assumed by Tesoro costing significantly more than anticipated; and

•	discovery of previously unknown liabilities associated with the BP Assets for which we cannot receive reimbursement under applicable indemnification provisions.

Even if we successfully integrate BP’s operations, it may not be possible to realize the full benefits we may expect from operating synergies or other benefits anticipated or realize these benefits within the expected timeframe. Anticipated synergies and benefits may be offset by operating losses relating to changes in commodity prices, industry conditions, failure to retain key personnel, an increase in operating or other costs or other difficulties. If we fail to realize the synergies and benefits we anticipate from the BP Acquisition, our business, results of operations and financial condition may be adversely affected.

Competition from integrated oil companies that produce their own supply of feedstocks and from high volume retailers and large convenience store retailing operators who may have greater financial resources, could materially affect our business, financial condition and results of operations.

We compete on a global basis with a number of integrated and nationally owned oil companies who produce crude oil, some of which is used in their refining operations. Unlike these oil companies, we must purchase all of our crude oil from unaffiliated sources. Because these oil companies benefit from increased commodity prices, have greater access to capital and have stronger capital structures, they are able to better withstand poor and volatile market conditions, such as a lower refining margin environment, shortages of crude oil and other feedstocks or extreme price fluctuations. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual customers.

We also face strong competition in the fuel and convenience store retailing market for the sale of retail gasoline and convenience store merchandise. Our competitors include service stations operated by integrated major oil companies and well-recognized national high volume retailers or regional large chain convenience store operators, often selling gasoline or merchandise at aggressively competitive prices.

Some of these competitors may have access to greater financial resources, which may provide them with a better ability to bear the economic risks inherent in all phases of our industry. Fundamental changes in the supply dynamics of foreign product imports could lead to reduced margins for the refined products we market, which could have an adverse effect on the profitability of our fuel retailing business.

Meeting the requirements of evolving environmental, health and safety laws and regulations including those related to climate change could adversely affect our performance.

Consistent with the experience of other U.S. refiners, environmental laws and regulations have raised operating costs and require significant capital investments at our refineries. We believe that existing physical facilities at our refineries are substantially adequate to maintain compliance with existing applicable laws and regulatory requirements. However, we may be required to address conditions that may be discovered in the future and require a response. Also, potentially material expenditures could be required in the future as a result of evolving environmental, health and safety, and energy laws, regulations or requirements that may be adopted or imposed in the future. Future developments in federal and state laws and regulations governing environmental, health and safety and energy matters are especially difficult to predict.

Currently, multiple legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of consideration, promulgation or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the U.S. Environmental Protection Agency, or the EPA, and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs, each of which require or could require reductions in our greenhouse gas emissions. Requiring reductions in our greenhouse gas emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments.

Requiring reductions in our greenhouse gas emissions and increased use of renewable fuels could also decrease the demand for our refined products, and could have a material adverse effect on our business, financial condition and results of operations. For example:

•

In California, Assembly Bill 32, or AB 32, created a statewide cap on greenhouse gas emissions and requires that the state return to 1990 emission levels by 2020. AB 32 also created a low carbon fuel standard which would require a 10% reduction in the carbon intensity of fuels by 2020. Although a California court determined that this standard is unconstitutional in January 2012, the California Air Resources Board, or CARB, has appealed the decision. On April 23, 2012 the U.S. 9th Circuit Court of Appeals stayed the lower court’s preliminary injunction of CARB’s enforcement of the standard pending the appeal, and we cannot predict the outcome of the pending appeal.

•

In December 2007, the Energy Independence and Security Act was enacted into federal law, which created a second renewable fuels standard. This standard requires the total volume of renewable transportation fuels (including ethanol and advanced biofuels) sold or introduced in the U.S. to reach 15.2 billion gallons in 2012 and rise to 36 billion gallons by 2022.

•

The EPA proposed regulations in 2009, that would require the reduction of emissions of greenhouse gases from light trucks and cars, and would establish permitting thresholds for stationary sources that emit greenhouse gases and require emissions controls for those sources. Promulgation of the final rule on April 1, 2010, has resulted in a cascade of related rulemakings by the EPA pursuant to the Clean Air Act relative to controlling greenhouse gas emissions.

Our operations are subject to operational hazards that could expose us to potentially significant losses.

Our operations are subject to potential operational hazards and risks inherent in refining operations and in transporting and storing crude oil and refined products. Any of these risks, such as fires, explosions, maritime disasters, security breaches, pipeline ruptures and spills, mechanical failure of equipment, and severe weather and natural disasters, at our or third-party facilities, could result in business interruptions or shutdowns and damage to our properties and the properties of others. A serious accident at our facilities could also result in serious injury or death to our employees or contractors and could expose us to significant liability for personal injury claims and reputational risk. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations.

We carry property, casualty and business interruption insurance but we do not maintain insurance coverage against all potential losses. Marine vessel charter agreements do not include indemnity provisions for oil spills so we also carry marine charterer’s liability insurance. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition and results of operations.

While we do not act as an owner or operator of any marine tankers, we do maintain marine charterer’s liability insurance with a primary coverage of $500 million, subject to a $25,000 deductible, and an additional $500 million in umbrella policies for a total of $1 billion in coverage for liabilities, costs and expenses arising from a discharge of pollutants. In addition, Tesoro maintains $10 million in marine terminal operator’s liability coverage, subject to a $150,000 deductible, and an additional $500 million in umbrella coverage for a total of $510 million in coverage for sudden and accidental pollution events and liability arising from marine terminal operations. We cannot assure you that we will not suffer losses in excess of such coverage.

Our business is impacted by environmental risks inherent in refining operations.

The operation of refineries, pipelines and refined products terminals is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or hazardous substances. These events could occur in connection with any of our refineries, pipelines or refined products terminals, or in connection with any facilities which receives our wastes or by-products for treatment or disposal. If any of these events occur, or is found to have previously occurred, we could be liable for costs and penalties associated with their remediation under federal, state and local environmental laws or common law, and could be liable for property damage to third-parties caused by contamination from releases and spills. The penalties and clean-up costs that we may have to pay for releases or the amounts that we may have to pay to third-parties for damages to their property, could be significant and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

We operate in and adjacent to environmentally sensitive coastal waters where tanker, pipeline and refined product transportation and storage operations are closely regulated by federal, state and local agencies and monitored by environmental interest groups. Our California, Mid-Pacific and Pacific Northwest refineries import crude oil and other feedstocks by tanker. Transportation and storage of crude oil and refined products over and adjacent to water involves inherent risk and subjects us to the provisions of the Federal Oil Pollution Act of 1990 and state laws in California, Hawaii, Washington and Alaska. Among other things, these laws require us and the owners of tankers that we charter to deliver crude oil to our refineries to demonstrate in some situations the capacity to respond to a spill up to one million barrels of oil from a tanker and up to 600,000 barrels of oil from an above ground storage tank adjacent to water (a “worst case discharge”) to the maximum extent possible.

We and the owners of tankers we charter have contracted with various spill response service companies in the areas in which we transport and store crude oil and refined products to meet the requirements of the Federal Oil Pollution Act of 1990 and state and foreign laws. However, there may be accidents involving tankers, pipelines or above ground storage tanks transporting or storing crude oil or refined products, and response services may not respond to a “worst case discharge” in a manner that will adequately contain that discharge, or we may be subject to liability in connection with a discharge. Additionally, we cannot ensure that all resources of a contracted response service company could be available for our or a chartered tanker owner’s use at any given time. There are many factors that could inhibit the availability of these resources, including, but not limited to, weather conditions, governmental regulations or other global events. By requirement of state or federal rulings, these resources could be diverted to respond to other global events.

Our operations are also subject to general environmental risks, expenses and liabilities which could affect our results of operations.

From time to time we have been, and presently are, subject to litigation and investigations with respect to environmental and related matters, including product liability claims related to the oxygenate methyl tertiary butyl ether, or MTBE. We may become involved in further litigation or other proceedings, or we may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

We operate and have in the past operated retail stations with underground storage tanks in various jurisdictions. Federal and state regulations and legislation govern the storage tanks, and compliance with these requirements can be costly. The operation of underground storage tanks poses certain risks, including leaks. Leaks from underground storage tanks, which may occur at one or more of our retail stations, or which may have occurred at our previously operated retail stations, may impact soil or groundwater and could result in fines or civil liability for us.

From time to time, our cash needs may exceed our internally generated cash flow, and our business could be materially and adversely affected if we are not able to obtain the necessary funds from financing activities.

We have substantial cash needs. Our short-term cash needs are primarily to satisfy working capital requirements, including crude oil purchases, which fluctuate with the pricing and sourcing of crude oil. Our longer-term cash needs also include capital expenditures for infrastructure, environmental and regulatory compliance, maintenance turnarounds at our refineries and upgrade and business strategy projects.

We generally supply our cash needs with cash generated from our operations; however, from time to time, particularly when the price of crude oil increases significantly, our cash requirements may exceed our cash flow. In such instances, we may not have sufficient borrowing capacity, and may not be able to sufficiently increase borrowing capacity under our existing credit facilities to support our short-term and long-term capital requirements. Debt and equity capital markets continue to be volatile, and we may not be able to secure additional financing on terms and at a cost acceptable to us, if at all. If we cannot generate cash flow and funding is not available when needed, or is available only on unfavorable terms, we may not be able to operate our refineries at the desired capacity, fund our capital requirements, take advantage of business opportunities, respond to competitive pressures or complete our business strategies, which could have a material adverse effect on our business, financial condition and results of operations.

Our inventory risk management activities are designed to manage the risk of volatile prices associated with our physical inventory and may result in substantial derivative gains and losses.

We enter into derivative transactions to manage the risks from changes in the prices of crude oil and refined products. Our inventory risk management activities are designed to manage the risk stemming from the volatile prices associated with our physical inventories and may result in substantial derivatives gains and losses. We hedge price risk on inventories above or below our target levels to minimize the impact these price fluctuations have on our earnings and cash flows. Consequently, our derivatives hedging results may fluctuate significantly from one reporting period to the next depending on commodity price fluctuations and our relative physical inventory positions. Since we only use hedge accounting for certain foreign physical inventories that offset these derivatives transactions, we are not able under U.S. GAAP to mark the physical inventory values to market and, as a result, there is frequently a timing difference between the impact on our cash flow and earnings from the derivative transaction versus the offsetting physical inventory balance. During the years ended December 31, 2011 and 2010, we incurred pre-tax hedging losses of $6 million and $29 million, respectively, which were recorded in the Statements of Consolidated Operations. See “Quantitative and Qualitative Disclosures about Market Risk” in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which are incorporated by reference in this prospectus.

We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

Our Washington refinery receives all of its Canadian crude oil and delivers a high proportion of its gasoline, diesel fuel and jet fuel through third-party pipelines and the balance through marine vessels. Our Hawaii and Alaska refineries receive most of their crude oil and transport a substantial portion of their refined products through ships and barges. Our Utah refinery receives a significant portion of its crude oil and delivers substantially all of its refined products through third-party pipelines. Our North Dakota refinery delivers substantially all of its refined products through a third-party pipeline system. Our Martinez refinery receives approximately one-third of its crude oil through third-party pipelines and the balance through marine vessels. Substantially all of our Martinez refinery’s production is delivered through third-party pipelines, ships and barges. Our Wilmington refinery receives California crude oils through third-party pipelines and the balance of its crude oil supply through marine vessels. Approximately two-thirds of our Wilmington refinery’s production is delivered through third-party pipelines, terminals, ships and barges. In addition to environmental risks discussed above, we could experience an interruption of supply or an increased cost to deliver refined products to market if the ability of the pipelines or vessels to transport crude oil or refined products is disrupted because of accidents, governmental regulation or third-party action. A prolonged disruption of the ability of a pipeline or vessels to transport crude oil or refined products could have a material adverse effect on our business, financial condition and results of operations.

We rely upon certain critical information systems for the operation of our business, and the failure of any critical information system may result in harm to our business.

We are heavily dependent on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of our refineries, pipelines and terminals. These information systems are subject to damage or interruption from a number of potential sources including natural disasters, software viruses or other malware, power failures, cyber-attacks, and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software, intrusion detection systems, and emergency recovery processes, to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could adversely affect our results of operations. Finally, federal legislation relating to cyber-security threats may be enacted that could impose additional requirements on our operations.

Terrorist attacks and threats or actual war may negatively impact our business.

Our business is affected by global economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control, such as actual or threatened terrorist attacks and acts of war. Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against

U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers or energy markets in general, may adversely impact our operations. As a result, there could be delays or losses in the delivery of supplies and raw materials to us, delays in our delivery of refined products, decreased sales of our refined products and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets (which could include refineries such as ours) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could significantly impact energy prices, including prices for our crude oil and refined products, and have a material adverse impact on the margins from our refining and wholesale marketing operations. In addition, significant increases in energy prices could result in government-imposed price controls. Any one of, or a combination of, these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally are lower in the first and fourth quarters of the year.

Generally, demand for gasoline is higher during the spring and summer months than during the winter months in most of our markets due to seasonal changes in highway traffic. As a result, our operating results for the first and fourth quarters are generally lower than for those in the second and third quarters.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state, local and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authorities. These audits may result in additional taxes as well as interest and penalties.

Disclosure regarding forward-looking statements

This prospectus (including information incorporated by reference herein) includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, expectations regarding refining margins, revenues, cash flows, capital expenditures, turnaround expenses, and other financial items. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins and profitability. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar terms and phrases to identify forward-looking statements in this prospectus, which speak only as of the date the statements were made.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	the constantly changing margin between the price we pay for crude oil and other refinery feedstocks, and the prices at which we are able to sell refined products;

•	the timing and extent of changes in commodity prices and underlying demand for our refined products;

•	changes in the expected timing of the BP Acquisition, or the value of and benefits derived from the assets we intend to acquire in the BP Acquisition;

•

changes in global economic conditions and the effects of the global economic downturn on our business, especially in California, and the business of our suppliers, customers, business partners and credit lenders;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in fuel and utility costs for our facilities;

•	changes in the cost or availability of third-party vessels, pipelines and other means of transporting crude oil feedstocks and refined products;

•	actions of customers and competitors;

•

state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein, and any legal or regulatory investigations, delays or other factors beyond our control;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any reserves;

•	operational hazards inherent in refining operations and in transporting and storing crude oil and refined products;

•	earthquakes or other natural disasters affecting operations;

•	changes in our cash flow from operations;

•	changes in capital requirements or in execution of planned capital projects;

•	changes in our inventory levels and carrying costs;

•	disruptions due to equipment interruption or failure at our facilities or third-party facilities;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	weather conditions affecting our operations or the areas in which our refined products are marketed;

•	seasonal variations in demand for refined products;

•	risks related to labor relations and workplace safety; and

•	political developments.

Many of these factors, as well as other factors, are described in greater detail in our filings with the Securities and Exchange Commission, or SEC, and in “Risk factors.” All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements in this prospectus (including information incorporated by reference) speak only as of the date of this prospectus (or in the case of information incorporated by reference, as of the date of such information). Except as required by law, we undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $909 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering and cash on hand to fund the Cash Tender Offers for our 2015 Notes and our Existing 2017 Notes, pay fees and expenses related to the Cash Tender Offers and pay fees and expenses related to this offering of notes. In the event that there are remaining proceeds from this offering after funding the Cash Tender Offers, we intend to use any such remaining proceeds for general corporate purposes, which may include, without limitation, financing the retirement of any outstanding Cash Tender Notes not purchased in the Cash Tender Offers through redemption, open market purchases or by other means, and may also include, without limitation, the repayment or the refinancing of other indebtedness, capital expenditures and working capital. The 2015 Notes, of which $450 million aggregate principal amount remains outstanding, bear interest at a rate of 6 5/8% per annum and mature on November 1, 2015. The Existing 2017 Notes, of which $473 million aggregate principal amount remains outstanding, bear interest at a rate of 6 1/2% per annum and mature on June 1, 2017.

The Cash Tender Offers are not being made pursuant to this prospectus and are being made solely by our Offer to Purchase and Consent Solicitation Statement dated September 13, 2012; however, the closing of each Cash Tender Offer is contingent upon the closing of this offering. This offering is not conditioned upon the completion of the Cash Tender Offers. Pending the application of the proceeds, we expect to invest the proceeds in short-term, investment-grade marketable securities or money market obligations. See “Summary—Related transactions.”

Cash and capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012. Our cash and capitalization is presented on:

•	an actual basis; and
•	an as adjusted basis after giving effect to the Transactions.

You should read the following information in conjunction with the information contained in “Summary—Related transactions,” and “Description of other indebtedness,” included in this prospectus and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our filings incorporated by reference into this prospectus.

	As of June 30, 2012
(In millions)	Actual	As Adjusted for the Transactions

Cash and cash equivalents	$1,322	$1,155

Total Debt:
Tesoro Corporation Revolving Credit Facility(1)	$—	$—
TPSA Revolving Credit Facility(2)	50	—
TLLP Revolving Credit Facility(3)	118	—
6 1/4% Senior Notes due 2012(4)	299	—
6 5/8% Senior Notes due 2015(5)	450	—
6 1/2% Senior Notes due 2017(5)	473	—
9 3/4% Senior Notes due 2019(6)	291	291
4.250% Senior Notes due 2017	—	450
5.375% Senior Notes due 2022	—	475
TLLP 5.875% Senior Notes due 2020(7)	—	350
Capital lease obligations	21	21

Total Debt	$1,702	$1,587

Total Stockholders’ Equity	4,423	4,404

Total Capitalization	$6,125	$5,991

(1)	At June 30, 2012, our revolving credit facility provided for borrowings (including letters of credit) up to the lesser of the amount of a periodically adjusted borrowing base of approximately $3.0 billion, consisting of Tesoro’s eligible cash and cash equivalents, receivables and petroleum inventories, net of the standard reserve as defined, or the revolving credit facility’s total capacity of $1.85 billion. At June 30, 2012, we had unused credit availability of approximately $946 million, or 51% of the eligible borrowing base. As of June 30, 2012, we had no borrowings outstanding under this agreement and letters of credit outstanding of $904 million. The revolving credit facility allows us to obtain letters of credit under separate letter of credit agreements. As of June 30, 2012, we had $541 million outstanding under our under separate letter of credit agreements.

(2)	At June 30, 2012, TPSA’s revolving credit facility provided for borrowings (including letters of credit) up to the lesser of the amount of a periodically adjusted borrowing base of approximately $186 million, consisting of TPSA eligible receivables and petroleum inventories, net of reserves, or the agreement’s capacity based on the net worth of TPSA. As of June 30, 2012, we had $450 million in unused credit availability under this agreement, outstanding borrowings of $50 million and no letters of credit outstanding. In August 2012, TPSA repaid all outstanding borrowings under its revolving credit facility and terminated the facility.

(3)	TLLP’s revolving credit facility provides for total available revolving capacity of $300 million and allows for TLLP to request that the capacity be increased up to an aggregate of $450 million, subject to receiving increased commitments from the lenders. As of June 30, 2012, TLLP had $118 million of borrowings and $0.3 million of letters of credit outstanding under its revolving credit facility. TLLP intends to repay all of its borrowings under its revolving credit facility in connection with the TLLP Notes Offering. See “Summary—Recent developments—TRMC’s expected Long Beach marine terminal and Los Angeles short-haul pipelines sale to TLLP and the TLLP notes offering.”

(4)	Gives effect to our redemption in full of the 2012 Notes, which is expected to close on September 21, 2012. See “Summary—Recent developments—Redemption of 2012 Notes.”

(5)	Assumes 100% of the outstanding 2015 Notes and Existing 2017 Notes will be validly tendered on or prior to the Early Tender Date and accepted for purchase in the Cash Tender Offers. See “Summary—Related Transactions.”

(6)	Net of unamortized discount of $9 million.

(7)	The TLLP Notes Offering is expected to close on September 14, 2012. See “Summary—Recent developments—TRMC’s expected Long Beach marine terminal and Los Angeles short-haul pipelines sale to TLLP and the TLLP notes offering.”

Description of other indebtedness

Credit Facilities

Tesoro Corporation Revolving Credit Facility

We amended our revolving credit facility (which we refer to as the “Revolving Credit Facility”) in March 2011, adjusting the total available capacity to $1.85 billion. The total capacity can be further increased up to an aggregate of $2.25 billion, subject to receiving increased commitments. Additionally, there were reductions in borrowing rates and the easing of certain covenants. The Revolving Credit Facility is guaranteed by substantially all of Tesoro’s active domestic subsidiaries, excluding TLGP and TLLP and its subsidiaries, and is secured by substantially all of the crude oil and refined product inventories, cash and receivables of Tesoro’s active domestic subsidiaries.

We also amended the Revolving Credit Facility in June 2012 and August 2012. The June 2012 amendment permits us to enter into permitted credit enhancement transactions, including silent payment undertakings and certain put arrangements, to transfer the credit risk associated with commercial agreements with third parties for the sale of certain crude oil, feedstocks and refined products to a financial institution in exchange for the right, title and interest to the receivable associated with such sales transactions or related invoices. The August 2012 amendment allows Tesoro Canada Supply & Distribution Ltd. and TPSA to become subsidiary guarantors under the Revolving Credit Facility upon the satisfaction of certain conditions which were satisfied in August 2012. In connection with each of such entities becoming a subsidiary guarantor, certain provisions of the Revolving Credit Facility will be automatically modified to reflect each entity’s revised status. In addition, the August 2012 amendment includes changes relating to financial contracts to reflect updated market standards and to incorporate our risk management policy.

Our Revolving Credit Facility and Existing Senior Notes impose various restrictions and covenants that could potentially limit our ability to respond to market conditions, raise additional debt or equity capital, pay cash dividends, or repurchase our common stock. The indentures for our Existing Senior Notes contain covenants and restrictions, which are customary for notes of this nature. These covenants and restrictions limit, among other things, our ability to:

•	pay dividends and make other distributions with respect to our capital stock and purchase, redeem or retire our capital stock;

•	incur additional indebtedness and issue preferred stock;

•	sell assets unless the proceeds from those sales are used to repay debt or are reinvested in our business;

•	incur liens on assets to secure certain debt;

•	engage in certain business activities;

•	make certain payments and distributions from our subsidiaries;

•	engage in certain mergers or consolidations and transfers of assets; and

•	enter into transactions with affiliates.

In addition, under our Revolving Credit Facility we have a default covenant that requires us to maintain specified levels of tangible net worth. We were in compliance with our debt covenants as of and for the year December 31, 2011 and the six months ended June 30, 2012.

At June 30, 2012, our Revolving Credit Facility provided for borrowings (including letters of credit) up to the lesser of the amount of a periodically adjusted borrowing base of approximately $3.0 billion, consisting of Tesoro’s eligible cash and cash equivalents, receivables and petroleum inventories, net of the standard reserve of $50 million as defined (subject to adjustment if the fixed charge coverage ratio is less than 1.0), or the Revolving Credit Facility’s total capacity of $1.85 billion. At June 30, 2012, we had no borrowings and $904 million in letters of credit outstanding under our Revolving Credit Facility, resulting in total unused credit availability of approximately $946 million, or 51% of the eligible borrowing base. We have the option to elect if the borrowings will bear interest at either a base rate (3.25% at June 30, 2012) plus the base rate margin or a Eurodollar rate, for the applicable period (0.25% at June 30, 2012), plus the Eurodollar margin. The Eurodollar margin at June 30, 2012 was 1.75%, but varies based upon our credit facility availability and credit ratings. Letters of credit outstanding under the Revolving Credit Facility incur fees at an annual rate tied to the applicable margin described above (1.75% at June 30, 2012). We also incur commitment fees for the unused portion of the Revolving Credit Facility at an annual rate that varies based on credit ratings and ranges from 0.375% to 0.50%. At June 30, 2012, the annual rate of commitment fees was 0.375%.

Our committed Revolving Credit Facility is scheduled to mature on March 16, 2016. The Revolving Credit Facility will terminate if we do not (a) refinance or pay in full the 2012 Notes on or prior to the stated maturity date, or (b) refinance or pay in full the 2015 Notes on or prior to the stated maturity date.

Letter of Credit Agreements

The Revolving Credit Facility allows us to obtain letters of credit under separate letter of credit agreements for foreign crude oil purchases. In August 2011, we added an additional facility, which increased the number of agreements from three to four. At June 30, 2012, the four separate uncommitted letter of credit agreements had $541 million outstanding, resulting in total unused credit availability of $355 million, or 40% of total capacity, under these credit facilities. Letters of credit outstanding under these agreements incur fees and are secured by the crude oil inventories for which they are issued. Capacity under these letter of credit agreements is available on an uncommitted basis, and can be terminated by either party, at any time.

TLLP Revolving Credit Facility

On April 26, 2011, TLLP entered into a senior secured revolving credit agreement with a syndicate of banks and financial institutions (which we refer to as the “TLLP Revolving Credit Facility”). TLLP amended the TLLP Revolving Credit Facility effective March 30, 2012. Concurrent with the execution of the amendment and pursuant to the terms of the original agreement, TLLP exercised its option to increase the total loan availability under the credit agreement that governs the TLLP Revolving Credit Facility from $150 million to an aggregate of $300 million. The amendment allows TLLP to request that the availability be increased up to an aggregate of $450 million, subject to receiving increased commitments from the lenders, compared to the original agreement which allowed an aggregate capacity of $300 million. TLLP had $118 million in borrowings outstanding under this facility at June 30, 2012. In connection with the TLLP Notes Offering, TLLP intends to repay all of its outstanding borrowings under its revolving credit facility. See “Summary—Recent developments—TRMC’s expected Long Beach marine terminal and Los Angeles short-haul pipelines sale to TLLP and the TLLP notes offering.”

Effective August 17, 2012, the TLLP Revolving Credit Facility was amended to revise the interest coverage and leverage ratios that it requires TLLP to maintain. The amendment also added a consolidated senior secured leverage ratio requirement whereby TLLP’s consolidated funded senior secured debt to its consolidated earnings before interest, taxes, depreciation and amortization, as of the end of any fiscal quarter for the immediately preceding four quarter period, cannot exceed a certain amount.

The TLLP Revolving Credit Facility is non-recourse to Tesoro, except for TLGP (which is TLLP’s general partner), and is guaranteed by all of TLLP’s subsidiaries and secured by substantially all of its assets. Borrowings available under the TLLP Revolving Credit Facility are up to the total available revolving capacity of the facility. The TLLP Revolving Credit Facility is scheduled to mature on April 25, 2014.

We have the option to elect if revolver borrowings bear interest at either a base rate (3.25% at June 30, 2012) plus the base rate margin, or a Eurodollar rate (0.25% at June 30, 2012), for the applicable period, plus, the Eurodollar margin (2.50% at June 30, 2012) at the time of the borrowing. The applicable margin varies based upon a certain coverage ratio, as defined. We also incur commitment fees for the unused portion of the TLLP Revolving Credit Facility at an annual rate. At June 30, 2012, the annual rate of commitment fee was 0.50%. Letters of credit outstanding under the TLLP Revolving Credit Facility incur fees at the Eurodollar margin rate.

The TLLP Revolving Credit Facility contains affirmative and negative covenants that, among other things, limit or restrict TLLP’s ability (as well as those of TLLP’s subsidiaries) to:

•	incur additional indebtedness and incur liens on assets to secure certain debt;

•	pay and make certain restricted payments;

•	make distributions from its subsidiaries;

•	dispose of assets unless the proceeds from those sales are used to repay debt or are reinvested in its business;

•	make certain amendments, modifications or supplements to organization documents and material contracts;

•	engage in certain business activities;

•	engage in certain mergers or consolidations and transfers of assets; and

•	enter into transactions with affiliates.

Additionally, covenants require TLLP to maintain certain interest coverage and leverage ratios. We were in compliance with all TLLP Revolving Credit Facility covenants and conditions as of June 30, 2012. Furthermore, the indentures for the Existing Senior Notes also limit our subsidiaries’ ability to create restrictions on making certain payments and distributions.

Senior Notes

6 1/4% Senior notes due 2012

In November 2005, we issued $450 million aggregate principal amount of 6  1/4% senior notes due November 1, 2012. The 2012 Notes mature on November 1, 2012 with no sinking fund requirements and are subject to optional redemption, in whole or in part, by us prior to the maturity date at a “make whole” redemption price. The indenture for the 2012 Notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities and are identical to the covenants in the indenture for the 2015 Notes. Substantially all of these covenants will terminate before the 2012 Notes mature if one of two specified ratings agencies assigns the 2012 Notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the 2012 Notes subsequently falls below investment grade. The 2012 Notes are unsecured and are guaranteed by substantially all of our active domestic subsidiaries, excluding any entities related to TLLP.

We repurchased $151 million of the 2012 Notes through the open market for an aggregate purchase price of $161 million including accrued interest and premiums during the year ended December 31, 2011. As of June 30, 2012, there was $299 million aggregate principal amount of the 2012 Notes outstanding. On August 16, 2012, we gave notice to holders of our 2012 Notes that we will redeem the 2012 Notes in full on September 21, 2012 at a redemption price of 100% of the principal amount thereof.

6 5/8% Senior notes due 2015

In November 2005, we issued $450 million aggregate principal amount of 6 5/8% senior notes due November 1, 2015. The 2015 Notes mature on November 1, 2015 with no sinking fund requirements and are subject to optional redemption by us at premiums of 2.2% prior to October 2012; 1.1% from November 2012 to October 2013; and at par thereafter. The indenture for the 2015 Notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities and are identical to the covenants in the indenture for the 2012 Notes. Substantially all of these covenants will terminate before the 2015 Notes mature if one of two specified ratings agencies assigns the 2015 Notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the 2015 Notes subsequently falls below investment grade. The 2015 Notes are unsecured and are guaranteed by substantially all of our active domestic subsidiaries, excluding any entities related to TLLP.

As of June 30, 2012, there was $450 million aggregate principal amount of the 2015 Notes outstanding. We are seeking to repurchase all of the 2015 Notes through the applicable Cash Tender Offer. Simultaneously with such Cash Tender Offer, we are conducting a consent solicitation from the holders of the 2015 Notes which would eliminate most of the restrictive covenants, certain of the events of default and certain other provisions contained in the indenture governing the 2015 Notes. See “Summary—Related transactions.” Any of the 2015 Notes that are not tendered and purchased in such Cash Tender Offer will remain outstanding in accordance with their terms, as amended by any supplemental indenture entered into pursuant to such Cash Tender Offer and consent solicitation. In addition, from time to time we may, at our option, purchase in whole or in part any of the 2015 Notes not acquired in such Cash Tender Offer through redemption, open market purchases or by other means at prices to be determined in accordance with the terms of any such transaction.

6 1/2% Senior notes due 2017

In May 2007, we issued $500 million aggregate principal amount of 6 1/2% senior notes due June 1, 2017. The Existing 2017 Notes mature on June 1, 2017 with no sinking fund requirements and are subject to optional redemption by us prior to June 1, 2012 at a “make whole”

redemption price, and beginning June 2012 at premiums of 3.25% through May 2013; 2.17% from June 2013 through May 2014; 1.08% from June 2014 through May 2015; and at par thereafter. The indenture for the Existing 2017 Notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities. Substantially all of these covenants will terminate before the Existing 2017 Notes mature if one of two specified ratings agencies assigns the Existing 2017 Notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the Existing 2017 Notes subsequently falls below investment grade. The Existing 2017 Notes are unsecured and are guaranteed by substantially all of our active domestic subsidiaries, excluding any entities related to TLLP.

We repurchased $27 million of the Existing 2017 Notes through the open market for an aggregate purchase price of $28 million, including accrued interest and premiums during the year ended December 31, 2011. As of June 30, 2012, there was $473 million aggregate principal amount of the Existing 2017 Notes outstanding. We are seeking to repurchase all of the Existing 2017 Notes through the applicable Cash Tender Offer. Simultaneously with such Cash Tender Offer, we are conducting a consent solicitation from the holders of the Existing 2017 Notes which would eliminate most of the restrictive covenants, certain of the events of default and certain other provisions contained in the indenture governing the Existing 2017 Notes. See “Summary—Related transactions.” Any of the Existing 2017 Notes that are not tendered and purchased in such Cash Tender Offer will remain outstanding in accordance with their terms, as amended by any supplemental indenture entered into pursuant to such Cash Tender Offer and consent solicitation. In addition, from time to time we may, at our option, purchase in whole or in part any of the Existing 2017 Notes not acquired in such Cash Tender Offer through redemption, open market purchases or by other means at prices to be determined in accordance with the terms of any such transaction.

9 3/4% Senior notes due 2019

In June 2009, we issued $300 million aggregate principal amount of 9 3/4% senior notes, due June 1, 2019. The 2019 Notes were issued at 96.172% of face value at an effective interest rate of 10.375%. The 2019 Notes have a ten-year maturity with no sinking fund requirements and are subject to optional redemption by Tesoro beginning June 1, 2014 at premiums of 4.875% through May 31, 2015; 3.25% from June 1, 2015 through May 31, 2016; 1.625% from June 1, 2016 through May 31, 2017; and at par thereafter. We have the right to redeem up to 35% of the aggregate principal amount at 109.75% of face value with proceeds from certain equity issuances through June 1, 2012. The indenture for the 2019 Notes contains covenants, agreements and events of default that are customary with respect to non-investment grade debt securities. Substantially all of these covenants will terminate before the 2019 Notes mature if one of two specified ratings agencies assigns the 2019 Notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the 2019 Notes subsequently falls below investment grade. The 2019 Notes are unsecured and are guaranteed by substantially all of our domestic subsidiaries, excluding any entities related to TLLP.

As of June 30, 2012, there was $300 million aggregate principal amount of the 2019 Notes outstanding.

TLLP’s 5.875% Senior notes due 2020

TLLP expects to consummate an offering of $350 million aggregate principal amount of 5.875% senior notes due 2020 (the “TLLP Notes”) on September 14, 2012, pursuant to Rule 144A and Regulation S under the Securities Act. See “Summary—Recent developments—TRMC’s expected Long Beach marine terminal and Los Angeles short-haul pipelines sale to TLLP and the TLLP notes offering.”

The TLLP Notes are expected to bear interest at a rate of 5.875% per annum. The TLLP Notes are expected to have an eight-year maturity with no sinking fund requirements and are subject to optional redemption by TLLP beginning October 1, 2016 at premiums of 102.938% through October 1, 2017; 101.469% from October 1, 2017 through October 1, 2018; and at par thereafter. TLLP will have the right to redeem up to 35% of the aggregate principal amount at 105.875% of face value with proceeds from certain equity issuances through October 1, 2015. The indenture for the TLLP Notes will contain covenants, agreements and events of default that are customary with respect to non-investment grade debt securities.

Under the indenture that will govern the TLLP Notes, substantially all of these covenants will terminate before the TLLP Notes mature if both of two specified ratings agencies assign the TLLP Notes an investment grade rating and no events of default exist under the indenture. The terminated covenants will not be restored even if the credit rating assigned to the TLLP Notes subsequently falls below investment grade. The TLLP Notes will be unsecured and will be guaranteed by all of TLLP’s domestic subsidiaries, except Tesoro Logistics Finance Corp., the co-issuer of the TLLP Notes.

Description of the notes

Tesoro will issue the 4.250% Senior Notes due 2017 (the “2017 Notes”) and the 5.375% Senior Notes due 2022 (the “2022 Notes” and, together with the 2017 Notes, the “notes”) as two separate series of notes under an indenture (which we refer to as the “Indenture”), among Tesoro, the Guarantors and U.S. Bank National Association, as trustee. The terms of each series of notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (which we refer to as the “TIA”).

The following discussion summarizes the material provisions of each series of notes and the Indenture. It does not purport to be complete, and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms, and to the TIA. We urge you to read the notes of each series and the Indenture because they, and not this description, define your rights as holders of the notes. You can find the definitions of certain terms used in this description under the caption “—Certain definitions.” In this description, the word “Tesoro” refers only to Tesoro Corporation and does not include any of its Subsidiaries. Certain other defined terms used in this description but not defined below under the caption “—Certain definitions” have the meanings assigned to them in the Indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief description of the notes and the guarantees

The notes

The notes will be:

•	general unsecured senior obligations of Tesoro;

•	equal in right of payment with each other and to all existing and future senior Indebtedness of Tesoro, including Tesoro’s obligations under the Existing Senior Notes and the Senior Credit Facility;

•	senior in right of payment to all future subordinated Indebtedness of Tesoro;

•

effectively subordinate in right of payment to all existing and future secured Indebtedness of Tesoro, including Indebtedness under the Senior Credit Facility, to the extent of the value of the collateral securing such Indebtedness;

•

structurally subordinate in right of payment to all existing and future Indebtedness and other liabilities of Tesoro’s non-guarantor Subsidiaries (other than Indebtedness and liabilities owed to Tesoro or any Guarantor); and

•	unconditionally guaranteed by the Guarantors on a senior unsecured basis.

As of June 30, 2012, after giving effect to the Transactions, Tesoro would have had total Indebtedness of approximately $1.6 billion, of which $21 million would have been secured Indebtedness. As of June 30, 2012, after giving effect to the Transactions, the notes would have been structurally subordinated to $625 million of liabilities (including long-term payables to affiliates) of Tesoro’s non-guarantor Subsidiaries. In addition, as of June 30, 2012, Tesoro had $1.4 billion of letters of credit outstanding under its letter of credit facilities that do not constitute Indebtedness, but any obligations that arise thereunder are generally secured by the crude oil inventories supported thereby.

The guarantees

The notes initially will be guaranteed by each of the Guarantors. Each Subsidiary Guarantee will be:

•	a general unsecured senior obligation of such Guarantor;

•

equal in right of payment to all existing and future senior Indebtedness of such Guarantor, including such Guarantor’s guarantee of each series of notes, the Existing Senior Notes and the Senior Credit Facility;

•	senior in right of payment to all future subordinated Indebtedness of such Guarantor;

•

effectively subordinate in right of payment to all existing and future secured Indebtedness of such Guarantor, including its guarantee of Indebtedness under the Senior Credit Facility, to the extent of the value of the collateral securing such Indebtedness; and

•	structurally subordinate to all existing and future Indebtedness and other liabilities of Tesoro’s non-guarantor Subsidiaries (other than indebtedness and liabilities owed to such Guarantor).

As of June 30, 2012, after giving effect to the Transactions, the Guarantors would have had $21 million of Indebtedness outstanding in the form of capital leases.

Not all of Tesoro’s Restricted Subsidiaries will guarantee the notes. Furthermore, newly created or acquired Restricted Subsidiaries will be required to guarantee the notes only under the circumstances described below under the caption “—Certain covenants—Additional subsidiary guarantees.” In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and other liabilities before it will be able to distribute any of its assets to Tesoro. Tesoro’s non-guarantor Subsidiaries had assets representing approximately $1.1 billion, or 10.4%, of the consolidated assets (after giving effect to intercompany eliminations) of Tesoro as of June 30, 2012. Tesoro’s non-guarantor subsidiaries had revenue representing approximately $3.0 billion and $1.2 billion, or 10.0% and 7.8%, of the consolidated revenues (after giving effect to intercompany eliminations) of Tesoro for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

As of the Issue Date, all of Tesoro’s Domestic Subsidiaries will be Restricted Subsidiaries other than Tesoro Logistics LP, Tesoro Logistics GP, LLC and their subsidiaries. However, under the circumstances described below under the subheading “—Certain covenants—Restricted payments”, Tesoro will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the notes.

Principal, maturity and interest

Tesoro will issue the 2017 Notes in an initial aggregate principal amount of $450 million and the 2022 Notes in an initial aggregate principal amount of $475 million. The 2017 Notes will mature on October 1, 2017. The 2022 Notes will mature on October 1, 2022. The notes will bear interest at the applicable rate set forth on the cover page of this prospectus from September 27, 2012, or from the most recent interest payment date to which interest has been paid. Interest on the notes will be payable semiannually on April 1 and October 1 of each year, beginning on April 1, 2013. Tesoro will pay interest to those persons who are holders of record at the close of business on March 15 and September 15 of each year. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Tesoro may issue additional notes of either series from time to time after the date hereof. Any offering of additional notes will be subject to all of the covenants in the Indenture. The notes of a particular series and any additional notes of such series will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any additional notes issued will be guaranteed by the Guarantors party to the Indenture. Unless the context otherwise requires, references to “notes” for all purposes of the Indenture and this “Description of the notes” include any additional notes that are actually issued.

Principal of and premium and interest, if any, on the notes will be payable, and the notes will be exchangeable and transferable, at the office or agency of Tesoro in The City of New York maintained for such purposes, which initially will be the office of the trustee in The City of New York. In addition, interest may be paid, at Tesoro’s option, by check mailed to registered holders at their respective addresses as shown on the security register for the notes. The notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in specified circumstances for any tax or other governmental charge that may be imposed in connection with those transfers, exchanges or redemptions.

Subsidiary guarantees

Tesoro’s payment obligations with respect to the notes will be jointly and severally guaranteed on a senior basis by the Guarantors. Prior to the occurrence of an Investment Grade Rating Event, additional Domestic Subsidiaries of Tesoro will be required to become Guarantors under the circumstances described under “—Certain covenants—Additional subsidiary guarantees.” The Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount the Guarantor is permitted to guarantee under applicable law without creating a “fraudulent conveyance.” See “Risk factors—Risks relating to the notes—The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or avoid the subsidiary guarantees.”

The Indenture will provide that, to the extent that the Subsidiary Guarantee of a Guarantor has not been released in accordance with the provisions of the Indenture, such Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into, another Person (whether or not such Guarantor is the resulting, transferee or surviving Person) other than Tesoro or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than Tesoro or another Guarantor) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the Indenture, all the obligations of such Guarantor under the Indenture, the notes and its Subsidiary Guarantee on terms set forth therein; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the Indenture described under the caption “—Repurchase at the option of holders—Asset sales.”

The Indenture will provide that the Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Tesoro or a Restricted Subsidiary of Tesoro, if the sale or other disposition complies with the applicable provisions of the Indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) Tesoro or a Restricted Subsidiary of Tesoro, if the sale or other disposition complies with the applicable provisions of the Indenture;

(3) if such Guarantor is a Restricted Subsidiary and Tesoro designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4) upon Legal Defeasance or Covenant Defeasance as described below under the caption “—Legal defeasance and covenant defeasance” or upon satisfaction and discharge of the Indenture as described below under the caption “—Satisfaction and discharge”;

(5) upon the release or discharge of a Guarantor’s guarantee of any Indebtedness that resulted in its obligation to provide a Subsidiary Guarantee with respect to the notes; or

(6) upon the liquidation or dissolution of such Guarantor, provided that no Default or Event of Default has occurred and is continuing.

Optional redemption

The notes will not be redeemable at the option of Tesoro except as described below.

2017 Notes

At any time and from time to time before September 1, 2017, Tesoro may, at its option, redeem all or a portion of the 2017 Notes, upon notice as described under the heading “Selection and notice,” at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the 2017 Notes plus accrued and unpaid interest, if any, thereon to, but excluding the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. On or after September 1, 2017, the 2017 Notes may be redeemed, in whole or in part, at our option at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to but excluding the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

2022 Notes

At any time and from time to time prior to October 1, 2017, Tesoro may, at its option, redeem all or a portion of the 2022 Notes, upon notice as described under the heading “Selection and notice,” at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the 2022 Notes plus accrued and unpaid interest, if any, thereon to, but excluding the redemption date subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On or after October 1, 2017, the 2022 Notes will be subject to redemption at any time and from time to time at the option of Tesoro, in whole or in part, upon notice as described under the heading “Selection and notice,” at the redemption prices (expressed as percentages of principal amount of the 2022 Notes to be redeemed) set forth below plus accrued and unpaid interest, if any, thereon to but excluding the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage

2017	102.688%
2018	101.792%
2019	100.896%
2020 and thereafter	100.000%

In addition, at any time and from time to time, prior to October 1, 2015, Tesoro may, at its option, upon notice as described under the heading “Selection and notice,” on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2022 Notes (which amount includes additional notes), at a redemption price equal to 105.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of any one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of the 2022 Notes issued under the Indenture on the Issue Date (which amount excludes any additional notes) remains outstanding immediately after each such redemption; and provided, further, that each such redemption shall occur within 180 days of the date of the closing of such Equity Offering.

Any redemption or notice of any redemption may, at Tesoro’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transaction or event. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

Selection and notice

If less than all of the notes are to be repurchased or redeemed at any time, selection of such notes for repurchase or redemption will be made by the trustee (1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, (2) on a pro rata basis to the extent practicable and in accordance with the procedures of DTC or (3) by lot or in such other similar method in accordance with the procedures of DTC; provided that no notes of $2,000 or less shall be repurchased or redeemed in part. Notices of purchase or redemption with respect to the notes shall be delivered electronically or mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes whose notes are to be redeemed at its registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture.

If any note of a series is to be repurchased or redeemed in part only, the notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof to be repurchased or redeemed. A new note of such series in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the redemption date, interest ceases to accrue on the notes or portions of the notes called for redemption.

The notice relating to a “make-whole” redemption need not set forth the Applicable Premium but only the manner of calculation of the redemption price. The Indenture will provide that, with respect to any such redemption, Tesoro will notify the trustee of the Applicable Premium with respect to the notes promptly after the calculation and that the trustee will not be responsible for such calculation.

Repurchase at the option of holders

Change of control triggering event

The indenture governing the notes will provide that, upon the occurrence of a Change of Control Triggering Event, all holders of notes issued under the Indenture will have the right to require Tesoro to repurchase all or any part of the notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon, to, but excluding the date of purchase (the “Change of Control Payment”), subject to the right of holders of the notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control Triggering Event, Tesoro will send to each holder of such notes a notice by first class mail, with a copy to the trustee, or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in such notice, which date shall be no earlier than 20 business days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice.

With respect to any Change of Control Offer, on the Change of Control Payment Date, Tesoro will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer; and

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof properly tendered pursuant to the Change of Control Offer.

The paying agent will promptly mail to each holder of notes properly tendered pursuant to the Change of Control Offer the Change of Control Payment for such notes (or, if all the notes are then in global form, it will make such payment through the facilities of DTC) and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered by the holder; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Tesoro will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable, except as set forth under the captions “—Legal defeasance and covenant defeasance” and “—Satisfaction and discharge.” Except as described above with respect to a Change of Control Triggering Event, the Indenture will not contain any provision that permits the holders of notes issued thereunder to require Tesoro to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Tesoro will comply with the requirements of Rule 14e-l under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, Tesoro will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the provisions of the Indenture by virtue of such compliance.

Tesoro’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control Triggering Event may constitute a default under the Senior Credit Facility. In addition, certain events that may constitute a change of control under the Senior Credit Facility and cause a default thereunder may not constitute a Change of Control Triggering Event under the Indenture. Future Indebtedness of Tesoro and its Subsidiaries may also contain prohibitions on certain events that would constitute a Change of Control Triggering Event or require such Indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by holders of notes of their right to require Tesoro to repurchase their notes could cause a default under such Indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on Tesoro. Finally, Tesoro’s ability to pay cash to the holders of notes upon a repurchase may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Senior Credit Facility and other Indebtedness may prohibit Tesoro from prepaying or purchasing the notes before their scheduled maturity. Consequently, if Tesoro is unable to prepay or purchase any Indebtedness containing such restrictions or obtain requisite consents, it will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control Triggering Event, which could result in a Default under the Indenture. A Default under the Indenture may result in a cross-default under other Indebtedness.

Tesoro has no present intention to engage in a transaction involving a Change of Control, although it is possible that it would decide to do so in the future. The Change of Control Triggering Event provisions described above may deter certain mergers, tender offers and other takeover attempts involving Tesoro by increasing the capital required to effectuate such transactions. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Tesoro and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, if Tesoro and its Restricted Subsidiaries, considered as a whole, dispose of less than all of this property by any of the means described above, the ability of a holder of notes to require Tesoro to repurchase the holder’s notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

Holders will not be entitled to require us to purchase their notes in the event of a takeover, recapitalization, leveraged buyout, private equity investment or similar transaction that is not a Change of Control Triggering Event. In addition, holders will not be entitled to require us to purchase their notes in circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest.

Tesoro will not be required to make a Change of Control Offer with respect to the notes upon a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer with respect to the notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture that are applicable to a Change of Control Offer made by Tesoro and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (ii) Tesoro has previously or concurrently mailed a redemption notice with respect to all outstanding notes that is unconditional (except for consummation of the Change of Control and any related financing transactions) as described under “Optional redemption”. A Change of Control Offer may be made with respect to the notes in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control is in place at the time of making of the Change of Control Offer.

With respect to a series of notes, if holders of not less than 90% in aggregate principal amount of the outstanding notes of such series tender and do not withdraw such notes in a Change of Control Offer and Tesoro, or any third party making a Change of Control Offer in lieu of Tesoro as described above, purchases all of such notes validly tendered and not withdrawn by such holders, Tesoro or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes of such series that remain outstanding following such purchase at a price in cash equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, thereon, to the date of redemption, subject to the right of holders of notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Upon the occurrence of an Investment Grade Rating Event, the Change of Control provisions described under this caption will cease to apply to Tesoro and will no longer have effect.

Asset sales

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Tesoro or the Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Sale and which shall give effect to the assumption by another Person of any liabilities as provided for in clause (2)(a) of this paragraph) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) at least 75% of the consideration received in such Asset Sale (provided such requirement shall be 50% for any Asset Sale to an MLP Party, other than sales of core refinery assets) is in the form of cash or Cash Equivalents; provided that any of the following items shall be deemed to be cash and Cash Equivalents for the purposes of this clause (2):

(a) the assumption (by contract or otherwise) of any liabilities (as shown on Tesoro’s or the Restricted Subsidiary’s most recent balance sheet) of Tesoro or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to notes issued under the Indenture or any Subsidiary Guarantee) by the transferee of any such assets that releases Tesoro or the Restricted Subsidiary from further liability with respect to such liabilities;

(b) any securities, notes or other obligations received by Tesoro or any such Restricted Subsidiary from such transferee that are converted by Tesoro or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following their receipt (to the extent of cash or Cash Equivalents received);

(c) other assets or rights used or useful in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments”;

(d) accounts receivable of a business retained by Tesoro or any of its Restricted Subsidiaries following the sale of such business; provided that such accounts receivable (x) are not past due more than 60 days and (y) do not have a payment date greater than 90 days from the date of the invoice creating such accounts receivable; and

(e) any Designated Non-cash Consideration received by Tesoro or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (e) not to exceed 10% of the Consolidated Net Worth of Tesoro at the time of the receipt of such Designated Non-cash Consideration with the fair market value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Tesoro or such Restricted Subsidiary, as the case may be, may apply such Net Proceeds, at its option:

(a) to prepay, repay, purchase, repurchase or redeem any Senior Indebtedness of Tesoro or any Restricted Subsidiary;

(b) to acquire a controlling interest in another business or all or substantially all of the assets of, or Capital Stock or operating line of, another business, in each case engaged in a Permitted Business;

(c) to make capital expenditures; or

(d) to acquire other non-current assets to be used or useful in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments;”

provided, that Tesoro or the applicable Restricted Subsidiary will be deemed to have complied with clause (b), (c) or (d) of the prior sentence if, within 365 days of such Asset Sale, Tesoro or such Restricted Subsidiary shall have commenced and not completed or abandoned an expenditure or Investment, or a binding agreement with respect to an expenditure or Investment, in compliance with clause (b), (c) or (d) and that expenditure or Investment is substantially completed within a date one year and six months after the date of such Asset Sale. Pending the final application of any such Net Proceeds pursuant to this covenant, Tesoro or the applicable Restricted Subsidiary may temporarily reduce Indebtedness under any Credit Facility or otherwise expend or invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales described in this paragraph that are not applied or invested as provided within the time period set forth in the first sentence of this paragraph shall be deemed to constitute “Excess Asset Sale Proceeds.”

Within five days after the date on which the aggregate amount of Excess Asset Sale Proceeds exceeds $100 million (or at Tesoro’s option, an earlier date), Tesoro will be required under the Indenture to make an offer to the holders of notes issued thereunder and the holders of any Senior Indebtedness that is subject to requirements with respect to the application of net proceeds from asset sales that are substantially similar to those contained in the Indenture (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of the notes and such other Indebtedness that may be purchased or prepaid, as applicable, out of the prorated Excess Asset Sale Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount (or accreted value) thereof plus accrued and unpaid interest, if any, thereon, to the date of purchase, subject to the right of holders of notes of record on the relevant record date to receive interest due on the relevant interest payment date, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate principal amount (or accreted value) of notes and other Indebtedness tendered (and electing to be redeemed or repaid, as applicable) pursuant to an Asset Sale Offer is less than the Excess Asset Sale Proceeds, Tesoro and its Restricted Subsidiaries may use any remaining Excess Asset Sale Proceeds for general corporate purposes and any other purpose not prohibited by the Indenture. If the aggregate principal amount (or accreted value) of the notes and such other Indebtedness surrendered by holders thereof exceeds the amount of the prorated Excess Asset Sale Proceeds, the trustee shall select the notes and the representative of the holders of such other Indebtedness shall select such other Indebtedness to be purchased on a pro rata basis based on the principal amount or accreted value tendered. Upon completion of the offer to purchase, the amount of Excess Asset Sale Proceeds shall be reset at zero.

Tesoro will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Tesoro will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Upon the occurrence of an Investment Grade Rating Event, the Asset Sale provisions described under this caption will cease to apply to Tesoro and will no longer have effect.

Certain covenants

The Indenture will contain covenants including, among others, those summarized below. Upon the occurrence of an Investment Grade Rating Event, each of the covenants described below (except for clause (1) of the first paragraph of the covenant under the caption “—Merger, consolidation or sale of assets” and the covenant described under the caption “—Reports”), together with the Change of Control Triggering Event and Asset Sales provisions described above under the captions “—Repurchase at the option of the holder—Change of control triggering event” and “—Repurchase at the option of the holder—Asset sales”, respectively, and clause (7) of the first paragraph under the caption “—Events of default and remedies”, will cease to apply to Tesoro and its Subsidiaries, as the case may be, and will no longer have effect. Instead, the covenant described below under the caption “—Investment grade covenant” will apply to Tesoro and become effective upon the occurrence of such an Investment Grade Rating Event.

Restricted payments

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Tesoro’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Tesoro or any of its Restricted Subsidiaries) or to the direct or indirect holders of Tesoro’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such, in each case, other than dividends or distributions declared or paid in Equity Interests (other than Disqualified Equity) of Tesoro or declared or paid to Tesoro or any of its Restricted Subsidiaries;

(2) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving Tesoro) any Equity Interests of Tesoro (other than any such Equity Interests owned by Tesoro or a Restricted Subsidiary of Tesoro);

(3) make any payment to purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the notes, except (i) any intercompany indebtedness between or among Tesoro and any of its Restricted Subsidiaries and (ii) a payment of interest or principal at its Stated Maturity or a purchase, redemption, defeasance or other acquisition of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity in each case due within one year of the date of purchase, redemption, defeasance or other acquisition; or

(4) make any Investment other than a Permitted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing;

(b) Tesoro would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of indebtedness and issuance of disqualified equity”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Tesoro or any of its Restricted Subsidiaries after the Issue

Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9), (10), (11), (12) or (13) of the next succeeding paragraph), is less than the sum of:

(1) 50% of the Consolidated Net Income of Tesoro for the period (taken as one accounting period) from July 1, 2012 to the end of Tesoro’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

(2) 100% of the aggregate net cash proceeds (other than Designated Proceeds), or the Fair Market Value of assets or property other than cash, received by Tesoro from the issue or sale, in either case, since the Issue Date of (A) Equity Interests of Tesoro (other than Disqualified Equity), or (B) Disqualified Equity or debt securities of Tesoro that have been converted into, or exchanged for, Equity Interests, together with the aggregate cash received at the time of such conversion or exchange, or received by Tesoro from any such conversion or exchange of such debt securities sold or issued prior to the Issue Date other than Equity Interests (or Disqualified Equity or convertible or exchangeable debt securities) sold to a Restricted Subsidiary of Tesoro and other than Disqualified Equity or debt securities that have been converted or exchanged into Disqualified Equity, plus

(3) in case any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary pursuant to the terms of the Indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to or is liquidated into, Tesoro or a Restricted Subsidiary, 100% of the Fair Market Value of such Investment in such Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable) as of the time of such redesignation, combination or transfer, plus

(4) to the extent not already included in Consolidated Net Income for such period, (A) if any Restricted Investment that was made by Tesoro or any Restricted Subsidiary after the Issue Date is sold, liquidated or repaid, 100% of the aggregate amount received in cash and the Fair Market Value of assets or property other than cash received and (B) with respect to any Restricted Investment that was made by Tesoro or any Restricted Subsidiary after the Issue Date, the net reduction in such Restricted Investment resulting from payments of interest, dividends, principal repayments and other transfers and distributions of cash, assets or property, in an amount not to exceed the aggregate amount of such Restricted Investment; plus

(5) $1.0 billion.

The foregoing provisions shall not prohibit:

(1) the payment of any dividend or the consummation of an irrevocable redemption of Subordinated Obligations within 60 days after the date of the declaration of such dividend or the delivery of the irrevocable notice of redemption, as the case may be, if at the date of the declaration or the date on which such irrevocable notice is delivered, such dividend or redemption would have complied with the provisions of the Indenture (assuming, in the case of a redemption payment, the giving of the notice of such redemption payment would have been deemed to be a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2) the making of any Restricted Payments out of the net cash proceeds (other than Designated Proceeds) of the substantially concurrent sale or issuance (a sale or issuance will be deemed substantially concurrent if such redemption, repurchase, retirement or acquisition occurs not more than 120 days after such sale or issuance) (other than to a Restricted Subsidiary of Tesoro) of Equity Interests of Tesoro (other than any Disqualified Equity), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition, or payments, shall be excluded from clause (c)(2) of the preceding paragraph;

(3) the making of any principal payment on, or the defeasance, redemption, repurchase or other acquisition of, any Subordinated Obligation with the net cash proceeds from an incurrence of, or in exchange for the issuance of, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Tesoro to the holders of its Equity Interests (other than Disqualified Equity) on a pro rata basis and the payment of any dividend or distribution by Tesoro to the holders of its Disqualified Equity, provided that such Disqualified Equity is issued on or after the Issue Date;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Tesoro or any Restricted Subsidiary of Tesoro held by any current or former officer, employee, consultant or director of Tesoro (or any of its Subsidiaries) pursuant to the terms of any management equity plan or stock option plan or any other management or employee benefit plan, agreement or trust; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (5) shall not exceed $15.0 million in any twelve-month period (with up to $7.5 million of any unused amount in any 12-month period to be carried forward to successive calendar years and added to such amount); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Equity) of Tesoro to any current or former officers, employees, consultants or directors of Tesoro or any of its Subsidiaries that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c)(2) of the preceding paragraph and are not associated with Indebtedness owing to Tesoro or any Restricted Subsidiary; plus

(b) the cash proceeds of key man life insurance received by Tesoro or its Restricted Subsidiaries after the Issue Date;

and provided further that cancellation of Indebtedness owing to Tesoro or any Restricted Subsidiary from any current or former officers, employees, consultants or directors of Tesoro or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Tesoro will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(6) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent that such Equity Interest represents all or a portion of the exercise price thereof;

(7) the purchase, repurchase, redemption, defeasance, acquisition or other retirement of any Indebtedness that is subordinated in right of payment to the notes pursuant to provisions similar to those described under “Repurchase at the option of holders—Change of control triggering event” and “Repurchase at the option of holders—Asset sales”; provided that, prior to such purchase, repurchase, redemption, defeasance, acquisition or other retirement, Tesoro (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes as a result of such Change of Control Triggering Event or Asset Sale, as the case may be, and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(8) cash payments in lieu of the issuance of fractional shares, or the purchase by Tesoro of fractional shares, in connection with (a) the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Tesoro or (b) stock dividends or distributions, stock splits, reverse stock splits, merger, consolidation or other business combinations;

(9) the declaration and payment of dividends on mandatorily convertible preferred stock of Tesoro (other than Disqualified Equity) issued after the Issue Date in an aggregate amount not to exceed the amount of Designated Proceeds;

(10) (a) the payment of dividends or other distributions on Equity Interests of Tesoro and (b) the repurchase, redemption or other acquisition or retirement for value of Equity Interests, in each case, on any date where such series of the notes are rated Baa or better by Moody’s and BB or better by S&P (or in either case, if such entity ceases to rate such notes for reasons outside of the control of Tesoro, the equivalent credit rating from any other Rating Agency), provided that on the date of such dividend, other distribution or repurchase, redemption or other acquisition or retirement for value after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of Tesoro’s most recently ended four full fiscal quarters for which internal financial statements are available, Tesoro’s Leverage Ratio would have been equal to or less than 2.0 to 1.0;

(11) other Restricted Payments made pursuant to this clause (12) in an aggregate amount not to exceed at any one time outstanding $200 million;

(12) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests and repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants; or

(13) payments or distributions to dissenting shareholders pursuant to applicable law in connection with a merger, consolidation or transfer of assets that complies with the covenant described under “Merger, consolidation or sale of assets”.

In determining whether any Restricted Payment is permitted by the foregoing covenant, Tesoro may allocate or reallocate all or any portion of such Restricted Payment among the clauses (1) through (13) of the preceding paragraph or among such clauses and the first paragraph of this covenant including clauses (a), (b) and (c), provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant. The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, Tesoro could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test under the first paragraph of the covenant described below under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity” or the Fixed Charge Coverage Ratio of Tesoro immediately after giving effect to such designation would not be less than the Fixed Charge Coverage Ratio of Tesoro immediately prior to such designation; and

(2) no Default or Event of Default would be in existence following such designation.

Any such designation by the Board of Directors shall be evidenced by Tesoro promptly filing with the trustee a copy of the resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

The Board of Directors may designate any Subsidiary of Tesoro to be an Unrestricted Subsidiary under the circumstances and pursuant to the requirements described in the definition of “Unrestricted Subsidiary”, which requirements include that such designation will be made in compliance with this covenant. For purposes of making the determination as to whether such designation would be made in compliance with this covenant, all outstanding Investments by Tesoro and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the Fair Market Value of such Investments at the time of such designation.

If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes hereof, and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

Incurrence of indebtedness and issuance of disqualified equity

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), other than Permitted Debt, and Tesoro shall not issue, and shall not permit any of its Restricted Subsidiaries to issue, any Disqualified Equity; provided, however, that Tesoro or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Equity if Tesoro’s Fixed Charge Coverage Ratio for Tesoro’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Equity is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Indebtedness had been incurred, or such Disqualified Equity had been issued, as the case may be, at the beginning of such four-quarter period.

The provisions of the first paragraph of this covenant shall not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Tesoro or any Restricted Subsidiary of Indebtedness pursuant to one or more Credit Facilities; provided, however, that, immediately after giving effect to any such incurrence, the aggregate principal amount (or accreted value, as applicable) of all Indebtedness incurred under this clause (1) and then outstanding does not exceed the greater of (A) $3.5 billion and (B) the amount of the Borrowing Base at the time of incurrence;

(2) the incurrence by Tesoro and the Guarantors of Indebtedness represented by the notes and the Subsidiary Guarantees to be issued on the Issue Date;

(3) the incurrence by Tesoro or any of its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness incurred under clauses (1) and (2) of this paragraph and the aggregate principal amount of 6  5/8% Senior Notes and 6 1/2% Senior Notes that are repurchased, redeemed or otherwise retired substantially contemporaneously with the Issue Date with the net proceeds of the notes through the tender offers referred to in this prospectus);

(4) the incurrence by Tesoro or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness, the net proceeds of which are applied to refinance any Indebtedness incurred in respect of any Indebtedness described under clauses (2), (3), (4), (8) or (11) of this paragraph or incurred pursuant to the first paragraph of this covenant;

(5) the incurrence by Tesoro or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Tesoro and any of its Restricted Subsidiaries; provided, however, that (A) if Tesoro or any Guarantor is the obligor and a Restricted Subsidiary of Tesoro that is not a Guarantor is the obligee on such Indebtedness, such Indebtedness will be subordinated to the payment in full of all Obligations with respect to the notes and the Subsidiary Guarantees, as the case may be, and (B) (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Tesoro or a Restricted Subsidiary of Tesoro and (2) any sale or other transfer of any such Indebtedness to a Person that is not either Tesoro or a Restricted Subsidiary of Tesoro shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Tesoro or such Restricted Subsidiary, as the case may be, that is not then permitted by this clause (5);

(6) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, Synthetic Lease Obligations, mortgage financings or purchase money obligations (including any Acquired Debt), in each case, incurred in connection with the purchase of, or for the purpose of financing the purchase of, the cost of construction, improvement or development of, property, plant or equipment used or useful in the Permitted Business (including, without limitation, oil and gas properties) of Tesoro or a Restricted Subsidiary of Tesoro or incurred to extend, refinance, renew, replace, defease or refund any such purchase price or cost of construction, improvement or development, in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $350 million and (b) 5.0% of Tesoro’s Consolidated Net Tangible Assets;

(7) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness consisting of Hedging Obligations not entered into for speculative purposes;

(8) Indebtedness arising from agreements of Tesoro or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-outs or similar obligations or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Tesoro or any of its Restricted Subsidiaries pursuant to such agreements, in each case, incurred in connection with the disposition or acquisition of any business, assets or a Subsidiary of Tesoro or any business or assets of its Subsidiaries (other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary of Tesoro or any of its Subsidiaries for the purposes of financing such acquisition);

(9) the guarantee by Tesoro or any Restricted Subsidiary of Indebtedness of Tesoro or a Restricted Subsidiary of Tesoro that was permitted to be incurred by any other provision of this covenant;

(10) the issuance by a Restricted Subsidiary of Tesoro of preferred stock to Tesoro or to any of its Restricted Subsidiaries; provided, however, that any subsequent event or issuance or transfer of any Equity Interests that results in the owner of such preferred stock ceasing to be Tesoro or any of its Restricted Subsidiaries or any subsequent transfer of such preferred stock to a Person, other than Tesoro or one of its Restricted Subsidiaries, shall be deemed to be an issuance of preferred stock by such Subsidiary that was not permitted by this clause (10);

(11) the incurrence by Tesoro or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;

(12) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness incurred in the ordinary course of business under (A) documentary letters of credit, or surety bonds or insurance contracts, which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of inventory and other goods by Tesoro or a Restricted Subsidiary of Tesoro, (B) standby letters of credit, surety bonds or insurance contracts issued for the purpose of supporting (1) workers’ compensation or similar liabilities, (2) health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance contracts, (3) reclamation, statutory obligations, bankers’ acceptances, in each case, of Tesoro or any of its Restricted Subsidiaries or (2) performance, payment, deposit or surety obligations of Tesoro or any of its Restricted Subsidiaries and (C) bid, advance payment and performance bonds and surety bonds or similar insurance contracts for Tesoro and its Restricted Subsidiaries, and refinancings thereof, including in the case of each of (A), (B) and (C), standby letters of credit supporting such obligations, to the extent not drawn (in each case other than an obligation for money borrowed) and replacements of any of the foregoing;

(13) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other provision of this covenant) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed the greater of (a) $750 million and (b) 10.0% of Consolidated Net Tangible Assets;

(14) the guarantee by Tesoro or any Restricted Subsidiary of Tesoro of the Indebtedness incurred by Joint Ventures constituting Permitted Investments;

(15) the incurrence by Tesoro or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, so long as such Indebtedness is extinguished within five business days of its Incurrence; and

(16) the issuance by Tesoro or any of its Restricted Subsidiaries of Disqualified Equity to Tesoro or any of its Restricted Subsidiaries, as the case may be; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests of a Restricted Subsidiary that results in any such Disqualified Equity being held, directly or indirectly, by a Person other than Tesoro or a Restricted Subsidiary of Tesoro; and

(b) any sale or other transfer of any such Disqualified Equity to a Person that is not either Tesoro or a Restricted Subsidiary of Tesoro,

will be deemed, in each case, to constitute issuance of such Disqualified Equity by Tesoro or such Restricted Subsidiary that was not permitted by this clause (16).

Tesoro will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Tesoro unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Tesoro will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Tesoro solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Tesoro will, in its sole discretion, classify (or later classify or reclassify) in whole or in part such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness or a portion thereof may be classified (or later classified or reclassified) in whole or in part as having been incurred under more than one of the applicable clauses or pursuant to the first paragraph hereof; provided that all Indebtedness outstanding under the Senior Credit Facility on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph of this covenant.

Notwithstanding anything to the contrary contained in this covenant, accrual of interest, the accretion of accreted value or the amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the incurrence of such new Indebtedness.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing any Indebtedness (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned on the Issue Date or acquired after that date, unless:

(1) in the case of Liens securing Subordinated Obligations of Tesoro or a Restricted Subsidiary, the notes or Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on a senior basis to the Subordinated Obligations so secured with the same priority that the notes or Subsidiary Guarantees, as applicable, have to such Subordinated Obligations until such time as such Subordinated Obligations are no longer so secured by a Lien; and

(2) in the case of Liens securing Senior Indebtedness of Tesoro or a Restricted Subsidiary, the notes or Subsidiary Guarantees, as applicable, are contemporaneously secured by a Lien on such property or assets on an equal and ratable basis with the Senior Indebtedness so secured until such time as such Senior Indebtedness is no longer so secured by a Lien.

Dividend and other payment restrictions affecting subsidiaries

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of Tesoro that is not a Guarantor to:

(1) (x) pay dividends or make any other distributions to Tesoro or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any Indebtedness owed to Tesoro or any of its Restricted Subsidiaries; provided, that the priority of any preferred stock in receiving dividends or liquidating distributions prior to the payment of dividends or liquidating distributions on common stock shall not be deemed to be a restriction on the ability to make distributions on Capital Stock;

(2) make loans or advances to Tesoro or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Tesoro or any of its Restricted Subsidiaries.

The Indenture will further provide that restrictions in the first paragraph of this covenant will not apply to encumbrances or restrictions existing under or by reason of:

(a) agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings (collectively, for the purposes of this covenant, “amendments”) of any such agreements or any Indebtedness outstanding on the Issue Date to which such agreements relate, provided that such amendments are not materially more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in such agreement, as in effect on the Issue Date, as determined by Tesoro;

(b) any Credit Facility in effect after the Issue Date to the extent its provisions are not materially more restrictive, taken as a whole, with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in any Credit Facility as in effect on the Issue Date, as determined by Tesoro;

(c) the Indenture, the notes, the Subsidiary Guarantees or any other indentures governing debt securities issued by Tesoro or any Guarantor that are not materially more restrictive, taken as a whole, with respect to such dividend, distribution or other payment restrictions and loan or investment restrictions than those contained in the Indenture, the notes and the Subsidiary Guarantees, as determined by Tesoro;

(d) any future Liens that may be permitted to be granted under, or incurred not in violation of, any other provisions of the Indenture;

(e) applicable law, rule, regulation or order;

(f) any instrument governing Indebtedness or Capital Stock, or any other agreement relating to any property or assets, of a Person acquired by or merged or consolidated with or into Tesoro or any of its Restricted Subsidiaries as in effect at the time of such acquisition or at the time it merges with or into Tesoro or any Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person or such Person’s subsidiaries, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are not materially more restrictive taken as a whole than those in effect on the date of the acquisition;

(g) restrictions of the nature described in clause (3) above by reason of customary non-assignment provisions in contracts, agreements, licenses, leases and conveyances entered into in the ordinary course of business;

(h) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature described in clause (3) above on the property acquired or leased;

(i) customary provisions in bona fide contracts for the sale of property or assets that restricts the sale or disposition of such property or assets pending such sale;

(j) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(k) agreements relating to secured Indebtedness otherwise permitted to be incurred pursuant to the covenant described above under the caption “—Incurrence of indebtedness and issuance of disqualified equity” and Liens not in violation of the covenant described above under the caption “—Liens”, that limit the right of the debtor to dispose of assets subject to such Liens;

(l) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by Tesoro;

(m) provisions with respect to the disposition or distribution of assets in partnership agreements, limited liability company organizational governance documents, joint venture agreements, asset sale agreements, agreements relating to Sale/Leaseback Transactions, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(n) other Indebtedness, Disqualified Equity or preferred stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of indebtedness and issuance of disqualified equity;” provided that, the encumbrances and restrictions contained therein will not materially impair Tesoro’s ability to make payments under the notes when due, as determined in good faith by Tesoro;

(o) encumbrances or restrictions contained in, or in respect of, Hedging Obligations permitted under the Indenture from time to time; and

(p) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, consolidation or sale of assets

The Indenture will provide that Tesoro will not consolidate or merge with or into (whether or not Tesoro is the surviving corporation), or sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless:

(1) Tesoro is the resulting, transferee or surviving Person or the resulting, transferee or surviving Person (if other than Tesoro) is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia and such resulting, transferee or surviving Person assumes, pursuant to a supplemental indenture and other documentation in form and substance reasonably satisfactory to the trustee, all of the obligations and covenants of Tesoro under the Indenture and the notes; provided that, unless such resulting, transferee or surviving Person is a corporation, a corporate co-issuer of the notes will be added to the Indenture by such supplemental indenture;

(2) immediately after such transaction no Default or Event of Default shall exist; and

(3) either:

(a) immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the applicable four-quarter period, Tesoro or the resulting, transferee or surviving Person (if other than Tesoro) would have a Fixed Charge Coverage Ratio that is not less than the Fixed Charge Coverage Ratio of Tesoro immediately prior to such transaction;

(b) immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the applicable four-quarter period, Tesoro or the resulting, transferee or surviving Person (if other than Tesoro) would be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of disqualified equity”; or

(c) immediately after giving pro forma effect to such transaction, the Consolidated Net Worth of Tesoro or the resulting, transferee or surviving Person (if other than Tesoro) would be not less than the Consolidated Net Worth of Tesoro immediately prior to such transaction

Clause (3) of the first paragraph will not apply to (1) any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among Tesoro and any of its Restricted Subsidiaries or (2) a merger of Tesoro with an Affiliate solely for the purpose of reincorporating Tesoro in another jurisdiction.

Upon any transaction or series of related transactions that are of the type described in, and are effected in accordance with, the foregoing paragraph, the surviving Person (if other than Tesoro) shall succeed to, and be substituted for, and may exercise every right and power of, Tesoro under the Indenture and the notes with the same effect as if such surviving Person had been named as Tesoro in the Indenture, and when a surviving Person duly assumes all of the obligations and covenants of Tesoro pursuant to the Indenture and the notes, the predecessor Person shall be relieved of all such obligations.

This “Merger, consolidation or sale of assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Tesoro and any of the Guarantors.

Additional subsidiary guarantees

The Indenture will provide that if, after the Issue Date, any Domestic Subsidiary that is not already a Guarantor (whether or not acquired or created by Tesoro or a Restricted Subsidiary after the Issue Date) guarantees Indebtedness of Tesoro under a Credit Facility, then such Domestic Subsidiary will become a Guarantor with respect to the notes issued thereunder by executing and delivering a supplemental indenture, in the form provided for in the Indenture, to the trustee within 180 days of the date on which it guarantees such Indebtedness. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph will be released in the circumstances described under “—Subsidiary Guarantees.”

Transactions with affiliates

The Indenture will provide that Tesoro will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with any Affiliate of any such Person (each of the foregoing, an “Affiliate Transaction”) if such Affiliate Transaction involves aggregate consideration in excess of $5 million, unless:

(1) the terms of such Affiliate Transaction are no less favorable in any material respect to Tesoro or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable arm’s-length transaction by Tesoro or such Restricted Subsidiary with a Person that is not an Affiliate of Tesoro; and

(2) if such Affiliate Transaction involves aggregate payments or value in excess of $50 million, Tesoro delivers to the trustee a resolution adopted by its Board of Directors approving such Affiliate Transaction and confirming that such Affiliate Transaction complies with clause (1) above;

provided that none of the following shall be deemed to be Affiliate Transactions and therefore shall not be subject to the provisions of the preceding paragraph:

(1) Affiliate Transactions involving the purchase, sale, gathering, marketing, storage, terminalling, construction, transportation, and related logistical and operating activities, of crude oil, natural gas and other hydrocarbons, and refined products therefrom, in the ordinary course of any Permitted Business, so long as such transactions are priced in line with industry accepted benchmark prices and the pricing of such transactions are equivalent to the pricing of comparable transactions with unrelated third parties;

(2) reasonable fees and compensation paid to or for the benefit of any employee, officer or director of Tesoro or any of its Restricted Subsidiaries, and any employment agreement, customary benefit program or arrangement, equity award, equity option or equity appreciation agreement or plan, agreement or other similar compensation plan or arrangement entered into by Tesoro or any of its Restricted Subsidiaries in the ordinary course of its business, and any indemnities or other transactions permitted or required by bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(3) transactions between or among (A) Tesoro and one or more Restricted Subsidiaries and (B) any Restricted Subsidiaries;

(4) the existence of, or performance by Tesoro or any Restricted Subsidiary of its obligations under the terms of, any written agreement in effect on the Issue Date, as such agreement may be amended, modified or supplemented from time to time and any similar agreements which it may enter into thereafter; provided, however, that any amendment, modification or supplement to any such agreement or any such similar agreements entered into after the Issue Date will be permitted only to the extent that its terms, taken as a whole, are not materially less favorable to Tesoro or any Restricted Subsidiary as compared to the terms of the agreement in effect on the Issue Date, as determined by Tesoro;

(5) loans or advances to officers, directors and employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures and other purposes, in each case, in the ordinary course of business;

(6) maintenance in the ordinary course of business of customary benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans and retirement or savings plans and similar plans;

(7) fees and compensation paid and other benefits made available to, and indemnity provided on behalf of, officers, directors, employees or consultants of Tesoro or any of its Restricted Subsidiaries in their capacity as such, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance, to the extent such fees and compensation are customary;

(8) issuances of Equity Interests of Tesoro (other than Disqualified Equity) to Affiliates of Tesoro or any of its Restricted Subsidiaries and performance of reasonable and customary registration rights;

(9) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted payments” and the definition of “Permitted Investments;”

(10) any transactions between Tesoro or any Restricted Subsidiary and any Person, a director of which is also a director of Tesoro or a Restricted Subsidiary; provided that such director abstains from voting as a director of Tesoro or the Restricted Subsidiary, as applicable, in connection with the approval of the transaction;

(11) any sale or other disposition or related transaction specified by the Omnibus Agreement;

(12) transactions with a Person that is an Affiliate of Tesoro solely because Tesoro owns, directly or indirectly, an Equity Interest in, or controls, such Person;

(13) any transaction in which Tesoro or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Tesoro or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(14) guarantees of performance by Tesoro or any of its Restricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money; and

(15) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to Tesoro and its Restricted Subsidiaries, in the reasonable determination of Tesoro or that meet the requirements of clause (1) of the preceding paragraph.

Reports

The Indenture will provide that whether or not required by the Commission’s rules and regulations, so long as any notes are outstanding, Tesoro will furnish (whether through hard copy or internet-accessible data) to the holders of notes and the trustee, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if Tesoro were required to file such reports; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Tesoro were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Tesoro’s consolidated financial statements by Tesoro’s independent registered public accounting firm. In addition, Tesoro will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

If at any time Tesoro is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Tesoro will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing; provided that, for so long as Tesoro is not subject to the periodic reporting requirements of the Exchange Act for any reason, the time period for filing reports on Form 8-K shall be ten business days after the event giving rise to the obligation to file such report. Tesoro agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Tesoro’s filings for any reason, Tesoro will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Tesoro were required to file those reports with the Commission, subject to the above provisio.

In addition, Tesoro and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the Commission, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Tesoro will be deemed to have furnished such reports to the trustee and the holders of notes if it has filed such reports with the Commission using the EDGAR filing system (or any successor thereto) and such reports are publicly available.

Investment grade covenant

The Indenture will provide that, upon the occurrence of an Investment Grade Rating Event, the covenant described below will apply to Tesoro and its Subsidiaries and become effective upon the occurrence of such an Investment Grade Rating Event.

Secured indebtedness

If Tesoro or any Subsidiary incurs any Indebtedness secured by a Lien (other than a Permitted Lien) on any Principal Property or on any share of stock or Indebtedness of a Subsidiary, Tesoro or such Subsidiary, as the case may be, will secure the notes equally and ratably with (or, at its option, prior to) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien, unless the aggregate amount of all Indebtedness secured by a Lien and the Attributable Amounts of all Sale/Leaseback Transactions involving Principal Properties would not exceed 15% of Consolidated Net Tangible Assets.

Events of default and remedies

The Indenture will provide that any of the following will constitute an Event of Default with respect to a particular series of notes:

(1) default for 30 days in the payment when due of interest on such series of notes;

(2) default in payment when due of the principal of, or premium, if any, on such series of notes;

(3) failure by Tesoro or any of its Restricted Subsidiaries to comply with the provisions described above under the captions “—Certain covenants—Merger, consolidation or sale of assets” and “—Repurchase at the option of holders—Change of control triggering event” and such failure continues for 30 days after written notice is given to Tesoro as provided below, with respect to such series of notes;

(4) failure by Tesoro to comply with the covenant described under “—Certain covenants—Reports” and such failure continues for 120 days after written notice is given to Tesoro as provided below with respect to such series of notes;

(5) failure by Tesoro or any of its Restricted Subsidiaries to comply with any other agreement in the Indenture or the notes (other than a failure that is subject to clause (1), (2), (3) or (4) above) and such failure continues for 60 days after written notice is given to Tesoro as provided below with respect to such series of notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Tesoro or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Tesoro or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and,

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates without duplication $100 million or more, and such default shall not have been cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within ten business days after the running of such grace period or the occurrence of such acceleration;

(7) failure by Tesoro or any of its Restricted Subsidiaries that is a Significant Subsidiary to pay final judgments entered into by a court or courts of competent jurisdiction aggregating in excess of $100 million (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

(8) certain events of bankruptcy or insolvency with respect to Tesoro, or any group of Restricted Subsidiaries that when taken together would constitute a Significant Subsidiary or any Restricted Subsidiary that is a Significant Subsidiary upon the occurrence of such events; and

(9) except as permitted by the Indenture, any Subsidiary Guarantee of a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture).

A Default under clauses (3), (4) or (5) above will not be an Event of Default with respect to a particular series of notes until the trustee or the holders of not less than 25% in the aggregate principal amount of the then outstanding notes of such series provides written notice to Tesoro of the Default and Tesoro does not cure such Default within the specified time after receipt of such notice.

If any Event of Default occurs and is continuing with respect to a particular series of notes, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of such series then outstanding, voting as a single class, may declare all notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Tesoro, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all the notes will become due and payable without further action or notice. Holders of notes may not enforce the Indenture or the notes except as provided therein. Subject to certain limitations, the holders of a majority in aggregate principal amount of the then outstanding notes of a particular series may direct the trustee in its exercise of any trust or power with respect to such series. The trustee may withhold notice from holders of the notes of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

In the case of an Event of Default specified in clause (6) of the first paragraph under this caption, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded with respect to the notes, automatically and without any action by the trustee or the holders of such notes, if within 60 days after such Event of Default first arose Tesoro delivers an Officers’ Certificate to the trustee stating that (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (2) the holders of the Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (3) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes of such series have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes of such series have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the outstanding notes of a particular series by notice to the trustee may on behalf of all holders of the notes of such series (1) waive any existing Default or Event of Default and its consequences under the Indenture as to such series, except a continuing Default or Event of Default in the payment of interest, if any, on, or the principal of or premium on, the notes of such series and (2) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

Tesoro will be required to deliver to the trustee annually a statement regarding compliance with the Indenture and Tesoro will be required upon becoming aware of any Default or Event of Default under the Indenture to deliver to the trustee a statement specifying such Default or Event of Default.

Upon the occurrence of an Investment Grade Rating Event, clause (7) of the first paragraph under this caption will cease to apply to Tesoro and will no longer have effect.

No personal liability of directors, officers, employees, managers, incorporators, members, partners and stockholders

No director, officer, employee, manager, incorporator, member, partner or stockholder or other owner of Capital Stock of Tesoro or any of its Subsidiaries, as such, shall have any liability for any obligations of Tesoro or any Guarantor under the notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a note by accepting the note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal defeasance and covenant defeasance

Tesoro may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes of a series and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) with respect to such series except for:

(1) the rights of holders of the outstanding notes of such series to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due (but not the Change of Control Payment or the payment pursuant to an Asset Sale Offer) from the trust referred to below;

(2) Tesoro’s obligations with respect to holders of notes of such series concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee and Tesoro’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Tesoro may, at its option and at any time, elect to have the obligations of Tesoro and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the related Indenture (“Covenant Defeasance”) and all Obligations of the Guarantor with respect to their Subsidiary Guarantee discharged, and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes of a particular series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events relating to Tesoro) described above under “—Events of default and remedies” will no longer constitute an Event of Default with respect to such notes. If Tesoro exercises either its Legal Defeasance or Covenant Defeasance option with respect to a series of notes, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee of such series of notes and any security for such notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance as to a particular series of notes:

(1) Tesoro must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the applicable series of notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and premium, if any, and interest on the outstanding notes of such series on the stated maturity or on the applicable redemption date, as the case may be, and Tesoro must specify whether the notes of such series are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Tesoro shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) Tesoro has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Tesoro shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default with respect to such series shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which will be applied to such deposit);

(5) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Tesoro or any of its Restricted Subsidiaries is a party or by which Tesoro or any of its Restricted Subsidiaries is bound, or if such breach, violation or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit;

(6) Tesoro must deliver to the trustee an officers’ certificate stating that the deposit was not made by Tesoro with the intent of preferring the holders of the notes over the other creditors of Tesoro with the intent of defeating, hindering, delaying or defrauding creditors of Tesoro or others; and

(7) Tesoro must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all notes of a series issued thereunder when:

(a) either (1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Tesoro) have been delivered to the trustee for cancellation; or (2) all such notes not theretofore delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Tesoro has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default with respect to the Indenture or the notes of such series shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which Tesoro or any Subsidiary Guarantor is a party or by which Tesoro or any Subsidiary Guarantor is bound;

(c) Tesoro or any Subsidiary Guarantor has paid or caused to be paid all sums due and payable by it with respect to such series under the Indenture; and

(d) Tesoro has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Tesoro must deliver an officers’ certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications) to the trustee stating that all conditions precedent to satisfaction and discharge set forth in clauses (b) and (d) above have been satisfied; provided that the opinion of counsel with respect to clause (b) above may be to the knowledge of such counsel.

Transfer and exchange

A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the trustee may require such holder, among other things, to furnish appropriate endorsements and transfer documents and Tesoro may require such holder to pay any taxes and fees required by law or permitted by the Indenture. Tesoro is not required to transfer or exchange any notes selected for redemption. Also, Tesoro is not required to transfer or exchange any notes in respect of which a notice of redemption has been given for a period of 15 days before a selection of the notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, supplement and waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the notes of any series or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes of such series) and any existing Default, Event of Default or compliance with any provision of the Indenture or such notes or the related Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes of such series (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for such notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes of a particular series held by a non-consenting holder):

(1) reduce the principal amount of the notes of such series whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the option of holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in such note;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on notes (other than as permitted by clause (7) below);

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the option of holders”); or

(8) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, Tesoro and the trustee may without the consent of any holder thereof amend or supplement the Indenture, the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Tesoro’s or any Guarantor’s obligations to holders of the notes in the case of a merger or consolidation or sale of all or substantially all of Tesoro’s or such Guarantor’s assets, including the addition of any required co-issuer of the notes;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of any such holders under the Indenture;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA;

(6) to add any additional Guarantor or to release any Guarantor from its Subsidiary Guarantee or to evidence or provide for the acceptance of appointment of a successor trustee, in each case, as provided in the Indenture;

(7) to add any additional Events of Default;

(8) to secure the notes and/or the Subsidiary Guarantees;

(9) to conform the text of the Indenture, such notes or the Subsidiary Guarantees to any provision of this “Description of the notes” to the extent that such provision in this “Description of the notes” was intended to be a recitation of a provision of the Indenture, the notes or the Subsidiary Guarantees;

(10) to provide for the issuance of additional notes and related guarantees to the extent otherwise permitted to be incurred under the covenant described under “Certain covenants—Incurrence of indebtedness and issuance of disqualified equity”; and

(11) to comply with the rules of any applicable securities depository.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the trustee

The Indenture will contain certain limitations on the rights of the trustee, should it become a creditor of Tesoro or any Guarantor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes of such series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture will provide that if an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing law

The Indenture, the notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Additional information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Tesoro Corporation at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, Attention: General Counsel.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terns, as well as any other capitalized terms used herein for which no definition is provided.

“2017 Notes Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue with respect to the applicable notes called for redemption (if no maturity is within three months before or after September 1, 2017, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the 2017 Notes Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the 2017 Notes Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“2017 Notes Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to September 1, 2017, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to September 1, 2017.

“2017 Notes Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the 2017 Notes Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the applicable trustee, Reference Treasury Dealer Quotations for the redemption date.

“2022 Notes Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue with respect to the applicable notes called for redemption (if no maturity is within three months before or after October 1, 2017, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the 2022 Notes Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the 2022 Notes Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“2022 Notes Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to October 1, 2017, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to October 1, 2017.

“2022 Notes Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the 2022 Notes Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the applicable trustee, Reference Treasury Dealer Quotations for the redemption date.

“6 1/2% Senior Notes“ means the 6 1/2% senior notes due 2017 issued pursuant to the 6 1/2% Senior Notes Indenture.

“6 1/2%  Senior Notes Indenture“ means that certain indenture, dated as of May 29, 2007, by and among Tesoro, the guarantors party thereto and U.S. Bank National Association, as Trustee.

“6 5/8% Senior Notes“ means the 6 5/8% senior notes due 2015 issued pursuant to an indenture, dated as of November 16, 2005, by and among Tesoro, the guarantors party thereto and U.S. Bank National Association, as trustee.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

but excluding, in any event, Indebtedness that is extinguished, retired or repaid in connection with such Person merging with or becoming a Restricted Subsidiary of such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable 2017 Notes Premium “ means, with respect to any 2017 Notes on any redemption date, the excess, if any, of (A) the present value at such redemption date of (i) the redemption price of such 2017 Note on September 1, 2017, plus (ii) all required interest payments due on such 2017 Note through September 1, 2017 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the 2017 Notes Adjusted Treasury Rate; over (B) the principal amount of such 2017 Note.

“Applicable 2022 Notes Premium “ means, with respect to any 2022 Notes on any redemption date, the excess, if any, of (A) the present value at such redemption date of (i) the redemption price of such 2022 Note on October 1, 2017 (such redemption price being set forth in the table appearing above under the caption “—Optional redemption—2022 Notes”), plus (ii) all required interest payments due on such 2022 Note through October 1, 2017 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the 2022 Notes Adjusted Treasury Rate; over (B) the principal amount of such 2022 Note.

“Applicable Premium” means, with respect to the 2017 Notes, the Applicable 2017 Notes Premium, and with respect to the 2022 Notes, the Applicable 2022 Notes Premium.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a Sale/Leaseback Transaction) of Tesoro or any of its Restricted Subsidiaries other than in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Tesoro and its Restricted Subsidiaries taken as a whole will be governed by the covenants described above under the captions “—Repurchase at the option of holders—Change of control triggering event” and “—Certain covenants—Merger, consolidation or sale of assets” and not by the provisions of the covenant described above under the caption “—Repurchase at the option of holders—Asset sales”); and

(2) the issue or sale by Tesoro or any of its Restricted Subsidiaries of Equity Interests of any of Tesoro’s Restricted Subsidiaries,

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions, (a) that have a Fair Market Value in excess of $50 million or (b) for Net Proceeds in excess of $50 million; provided that the following will not be deemed to be Asset Sales:

(1) any sale or exchange of production of crude oil, natural gas and natural gas liquids, or refined products or residual hydrocarbons, or any other asset or right constituting inventory, made in the ordinary course of the Permitted Business;

(2) any disposition of assets in trade or exchange for assets of comparable Fair Market Value used or usable in any Permitted Business (including, without limitation, the trade or exchange for a controlling interest in another business or all or substantially all of the assets or operating line of a business, in each case, engaged in a Permitted Business or for other non-current assets to be used in a Permitted Business, including, without limitation, assets or Investments of the nature or type described in clause (13) of the definition of “Permitted Investments”); provided that any cash or Cash Equivalents received by Tesoro or a Restricted Subsidiary in connection with such trade or exchange (net of any transaction costs of the type deducted under the definition of “Net Proceeds”) shall be treated as Net Proceeds of an Asset Sale and shall be applied in the manner set forth in the covenant described above under the caption “—Repurchase at the option of holders—Asset sales”;

(3) a transfer of assets by Tesoro to a Restricted Subsidiary of Tesoro or by a Restricted Subsidiary of Tesoro to Tesoro or to a Restricted Subsidiary of Tesoro;

(4) an issuance or sale of Equity Interests by a Restricted Subsidiary of Tesoro to Tesoro or to another Restricted Subsidiary of Tesoro;

(5) (A) a Permitted Investment or (B) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain covenants—Restricted payments”;

(6) the trade, sale, exchange or other disposition of cash or Cash Equivalents or the unwinding of any Hedging Obligations;

(7) any sale, assignment, lease, license, transfer, abandonment or other disposition of (A) damaged, worn-out, unserviceable or other obsolete or excess equipment or other property or (B) other property no longer necessary for the proper conduct of the business of Tesoro or any of its Subsidiaries;

(8) the abandonment or relinquishment of assets or property in the ordinary course of business, including without limitation the abandonment, relinquishment or farm-out of oil and gas leases, concessions or drilling or exploration rights or interests therein;

(9) any lease of assets entered into in the ordinary course of business and with respect to which Tesoro or any Restricted Subsidiary of Tesoro is the lessor and the lessee has no option to purchase such assets for less than fair market value at any time the right to acquire such asset occurs;

(10) the disposition of assets received in settlement of debts accrued in the ordinary course of business;

(11) the creation or perfection of a Lien that is not prohibited by the Indenture and the disposition of any assets or rights resulting from the enforcement thereof;

(12) the surrender or waiver of contract rights or the settlement, release or surrender of contractual, non-contractual or other claims of any kind;

(13) any sale or other disposition pursuant to the Omnibus Agreement;

(14) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property; and

(15) any sale or other disposition of Capital Stock in or Indebtedness of an Unrestricted Subsidiary.

“Attributable Amount“ means, with respect to any Sale/Leaseback Transaction involving any Principal Property, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), including, in the case of any lease that is terminable by the lessee upon payment of penalty, the amount of such penalty (but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated); provided, however, that the Attributable Amount of each of the following Sale/Leaseback Transactions involving a Principal Property shall, in each case, be zero:

(1) a Sale/Leaseback Transaction in which the lease is for a period, including renewal rights, not in excess of three years;

(2) a Sale/Leaseback Transaction in which the transfer of the Principal Property is made within 270 days of the acquisition or construction of, or the completion of a material improvement to, such Principal Property;

(3) a Sale/Leaseback Transaction in which the lease secures or relates to industrial revenue or pollution control bonds;

(4) a Sale/Leaseback Transaction in which the transaction is between or among Tesoro and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(5) a Sale/Leaseback Transaction pursuant to which Tesoro, within 270 days after the completion of the transfer of the Principal Property, applies toward the retirement of its Indebtedness or the Indebtedness of a Restricted Subsidiary, or to the purchase of other property constituting a Principal Property, the net proceeds from the transfer of the Principal Property; provided, however, that the amount that must be applied to the retirement of Indebtedness shall be reduced by:

(a) the principal amount of any debentures, notes or debt securities (including the notes) of Tesoro or a Restricted Subsidiary surrendered to the applicable trustee or agent for retirement and cancellation within 270 days of the completion of the transfer of the Principal Property;

(b) the principal amount of any Indebtedness not included in clause (5)(a) of this definition to the extent such amount of Indebtedness is voluntarily retired by Tesoro or a Restricted Subsidiary within 270 days of the completion of the transfer of the Principal Property; and

(c) all fees and expenses associated with the Sale/Leaseback Transaction.

“Board of Directors” means the Board of Directors of Tesoro or any committee thereof duly authorized to act on behalf of such Board.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 90% of the face amount of all accounts receivable owned by Tesoro and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2) 85% of the book value (before any reduction from current cost to LIFO cost) of all inventory owned by Tesoro and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

(3) 100% of the cash and Cash Equivalents owned by Tesoro and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty; provided that any obligations of Tesoro or its Restricted Subsidiaries, or of a special purpose or other entity not consolidated with Tesoro and its Restricted Subsidiaries (i) that were not or would not have been included on the consolidated balance sheet of Tesoro as capital lease obligations on the Issue Date and (ii) that are subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with Tesoro and its Restricted Subsidiaries, due to a change in accounting treatment or otherwise after the Issue Date, may, in Tesoro’s sole discretion, not be treated as a Capital Lease Obligations or Indebtedness.

“Capital Stock” means (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, Canadian dollars and the Euro;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit, time deposits and Eurodollar time deposits with maturities of not more than one year from the date of acquisition, bankers’ acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and $100 million (or the U.S dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P with maturities of not more than one year from the date of acquisition;

(6) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case with maturities of not more than two years from the date of acquisition;

(7) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (6) above and (8) through (10) below;

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of not more than two years from the date of acquisition;

(9) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of one year or less from the date of acquisition; and

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease or other transfer (in one transaction or a series of related transactions) other than by way of merger or consolidation, of all or substantially all of the assets of Tesoro and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) unless immediately following such sale, lease or other transfer in compliance with the Indenture such assets are owned, directly or indirectly, by (A) Tesoro or a Subsidiary of Tesoro or (B) a Person controlled by Tesoro or a Subsidiary of Tesoro;

(2) the approval by the holders of Capital Stock of Tesoro of any plan or proposal for the liquidation or dissolution of Tesoro;

(3) the acquisition in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Securities of Tesoro by any Person or Group that beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, at least a majority of the total voting power of Tesoro’s then outstanding Voting Stock;

provided, however that a transaction in which Tesoro becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of Tesoro immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the total voting power of the outstanding Voting Stock of such other Person, immediately following the consummation of such transaction and (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, a majority of the total voting power of the outstanding Voting Stock of the Company.

Notwithstanding the foregoing, a Change of Control shall not be deemed to occur upon the consummation of any actions undertaken by Tesoro or any of its Restricted Subsidiaries solely for the purpose of changing the legal structure of Tesoro or such Restricted Subsidiary.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Commission” means the U.S. Securities and Exchange Commission.

“Commodity Hedging Agreements” means agreements or arrangements designed to protect such Person against fluctuations in the price of (1) crude oil, natural gas, or other hydrocarbons, including refined hydrocarbon products; (2) electricity and other sources of energy or power used in Tesoro’s refining or processing operations; or (3) any other commodity; in each case, in connection with the conduct of its business and not for speculative purposes.

“Commodity Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under Commodity Hedging Agreements.

“Comparable Treasury Issue” means, with respect to the 2017 Notes, the 2017 Notes Comparable Treasury Issue, and with respect to the 2022 Notes, the 2022 Notes Comparable Treasury Issue.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period,

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted (and not added back) in computing such Consolidated Net Income, plus

(b) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest expense, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations (including amortization of fees)), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus

(c) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, plus

(d) any other non-cash items (including without limitation write-downs and impairment of property, plant, equipment and intangibles and other long-lived assets and the impact of purchase accounting, but excluding any such non-cash item to the extent that it represents an accrual of, or reserve for, cash expenditures in any future period), plus

(e) the amount of any restructuring charge or reserve or non-recurring integration costs deducted (and not added back) in such period computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities,

(2) decreased by (without duplication) non-cash gains increasing such Consolidated Net Income for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or a reserve for a potential cash item that reduced Consolidated Cash Flow in any prior period in each case, on a consolidated basis, and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging, plus or minus, as applicable,

(b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances).

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided, that

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary that is not a Subsidiary Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any ceiling limitation writedowns under Commission guidelines shall be treated as capitalized costs, as if such writedown had not occurred;

(5) an amount equal to any extraordinary, unusual or non-recurring gains or losses, including, without limitation, any fees, expenses or charges related to any Permitted Investment, acquisition or disposition permitted by the Indenture, offering of Capital Stock or Indebtedness of such Person permitted to be Incurred under the Indenture (in each case, whether or not successful) but excluding any restructuring or similar charge, shall be excluded,

(6) any non-cash compensation expense realized for any grant of stock, stock options or other equity-based awards shall be excluded;

(7) non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Accounting Standards Codification No. 815, shall be excluded;

(8) any impairment charge or asset write-off pursuant to Accounting Standards Codification No. 350 and Accounting Standards Codification No. 360 shall be excluded;

(9) any gain or loss realized (less all fees and expenses or charges related thereto) upon the sale or other disposition of any property of such Person or any of its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business, shall be excluded;

(10) any net income (loss) of any other Person acquired during the specified period for any period prior to the date of such acquisition, shall be excluded; and

(11) any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness, including, without limitation, any make-whole premium or similar charge related to any Indebtedness being refinanced, shall be excluded.

“Consolidated Net Tangible Assets” , with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent fiscal quarter for which internal financial statements are available, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of “Fixed Charge Coverage Ratio,” less (a) all current liabilities reflected in such balance sheet, and (b) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Consolidated Net Worth“ means the total of the amounts shown on a Person’s consolidated balance sheet determined in accordance with GAAP, as of the end of such Person’s most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of such Person’s outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Equity.

“Credit Facilities” means, with respect to Tesoro or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Senior Credit Facility), commercial paper facilities, indentures or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto).

“Currency Exchange Protection Obligations” mean, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt Issuances” means, with respect to Tesoro or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is or with the passage of time or the giving of notice (or both) would be an Event of Default.

“Designated Non-cash Consideration” means, the fair market value of non-cash consideration received by Tesoro or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the principal financial officer of Tesoro, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Proceeds“ means the amount of net cash proceeds received by Tesoro from each issuance or sale since the Issue Date of mandatorily convertible preferred stock of Tesoro (other than Disqualified Equity), that at the time of such issuance was designated by Tesoro as Designated Proceeds pursuant to an officer’s certificate delivered to the trustee; provided, however, that if the mandatorily convertible preferred stock providing such Designated Proceeds is thereafter converted into common stock of Tesoro, that portion of the Designated Proceeds that has not been paid as dividends pursuant to clause (9) of the second paragraph of the covenant described above under “Certain covenants—Restricted payments” will no longer be considered to be Designated Proceeds.

“Disqualified Equity” means, with respect to any person, any Equity Interest that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Equity Interest), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Equity Interest, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature, except such Equity Interest that is solely redeemable with, or solely exchangeable for, any Equity Interest of such Person that is not Disqualified Equity.

Notwithstanding the preceding paragraph, any Capital Stock that would constitute Disqualified Equity solely because the holders thereof have the right to require Tesoro or any of its Restricted Subsidiaries to repurchase Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Equity if the terms of such Capital Stock provide that Tesoro or such Restricted Subsidiary may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain covenants—Restricted payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of Tesoro formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Equity Interests of Tesoro (other than Disqualified Equity) made for cash after the Issue Date.

“Existing Indebtedness” means the aggregate amount of Indebtedness of Tesoro and its Restricted Subsidiaries outstanding on the Issue Date.

“Existing Senior Notes” means Tesoro’s 6  5/8% senior notes due 2015 ($450 million aggregate principal amount outstanding), 6 1/2% senior notes due 2017 ($473 million aggregate principal amount outstanding) and 9 3/4% senior notes due 2019 ($300 million aggregate principal amount outstanding).

“Fair Market Value” means, with respect to consideration received or to be received, or given or to be given, pursuant to any transaction by Tesoro or any Restricted Subsidiary, the fair market value of such consideration as determined by Tesoro, whose determination shall be conclusive; provided if such fair market value is determined to exceed $150 million, such fair market value shall be as determined in good faith by the Board of Directors of Tesoro.

“Financial Hedging Agreements” means (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodity prices and not for speculative purposes.

“Financial Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under Financial Hedging Agreements.

“Fixed Charge Coverage Ratio“ means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than revolving borrowings under any Credit Facility) or issues, repurchases or redeems Disqualified Equity subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Equity and the use of proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, asset purchase transactions or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated giving pro forma effect to any expense and cost reductions that have occurred or, in the reasonable judgment of the chief financial officer or chief accounting officer of Tesoro, are reasonably expected to occur (regardless of whether those operating improvements or cost savings could then be reflected in pro forma financial statements prepared in accordance with Regulation S-X promulgated by the Commission or any regulation or policy related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the average rate for the applicable period to the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(5) interest on Indebtedness under a revolving credit facility computed on a pro forma basis shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation, except as set forth in the first paragraph of this definition.

“Fixed Charges” means, with respect to any Person for any period, (a) the sum, without duplication, of

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation or duplication, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments (if any) made or received pursuant to Hedging Obligations); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); plus

(4) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of Tesoro (other than Disqualified Equity) or to Tesoro or a Restricted Subsidiary of Tesoro, minus

(b) to the extent included in (a) above, write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period and any charge related to, or any premium or penalty paid in connection with, paying any such Indebtedness of such Person and its Restricted Subsidiaries prior to its Stated Maturity.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof or pledging assets to secure), of all or any part of any Indebtedness.

“Guarantors” means:

(1) each of Gold Star Maritime Company, Smiley’s Super Service, Inc., Tesoro Alaska Company, Tesoro Aviation Company, Tesoro Companies, Inc., Tesoro Environmental Resources Company, Tesoro Far East Maritime Company, Tesoro Hawaii, LLC, Tesoro Maritime Company, Tesoro Northstore Company, Tesoro Refining and Marketing Company, Tesoro Trading Company, Tesoro Wasatch, LLC, Tesoro Sierra Properties, LLC, Tesoro South Coast Company, LLC and Tesoro West Coast Company, LLC;

(2) each of Tesoro’s Restricted Subsidiaries that becomes a guarantor of the notes pursuant to the covenant described above under “—Certain covenants—Additional subsidiary guarantees”; and

(3) each of Tesoro’s Restricted Subsidiaries executing a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms thereof.

“Hedging Obligations” means, with respect to any Person, collectively, the Commodity Hedging Obligations of such Person, the Currency Exchange Protection Obligations of such Person and the Financial Hedging Obligations of such Person.

“Indebtedness” means, with respect to any Person, without duplication,

(1) the principal of and premium, if any, with respect to indebtedness of such Person for borrowed money or evidenced by bonds, notes, debentures or similar instruments;

(2) reimbursement obligations of such Person for letters of credit or banker’s acceptances;

(3) Capital Lease Obligations of such Person;

(4) obligations of such Person for the payment of the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes (a) an accrued expense, (b) a trade payable or (c) an earn-out obligation until, after 30 days of becoming due and payable, such earn-out obligation has not been paid and becomes a liability on the balance sheet of such Person in accordance with GAAP;

(5) Hedging Obligations (the amount of which at any time of determination shall be equal to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable at such time); or

(6) preferred stock of a Restricted Subsidiary that is not a Subsidiary Guarantor (but excluding, in each case, any accrued dividends).

In the case of the foregoing clauses (1) through (5) if and to the extent any of the foregoing obligations or indebtedness (other than letters of credit, banker’s acceptances and Hedging Obligations), but excluding amounts recorded in accordance with Accounting Standards Codification No. 815, would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In the case of clause (6), the amount of Indebtedness attributable to such preferred stock shall be the repurchase price calculated in accordance with the terms of such preferred stock as if the preferred stock were repurchased on the date on which Indebtedness is required to be determined pursuant to the Indenture; provided that if the preferred stock is not then permitted to be repurchased, the amount of Indebtedness shall be the greater of the liquidation preference and the book value of the preferred stock.

In addition, the term “Indebtedness” includes, without duplication:

(A) obligations or indebtedness of others of the type referred to in the foregoing clauses (1) through (6) that are secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person), but in an amount not to exceed the lesser of the amount of such other Person’s obligation or indebtedness or the Fair Market Value of such asset; and

(B) to the extent not otherwise included, the guarantee by such Person of any obligations or indebtedness of others of the type referred to in the foregoing clauses (1) through (6), whether or not such guarantee is contingent, and whether or not such guarantee appears on the balance sheet of such Person.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal or investment banking firm that is, in the reasonable judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged hereunder and disinterested and independent with respect to Tesoro and its Affiliates; provided, that providing accounting, appraisal or investment banking services to Tesoro or any of its Affiliates or having an employee, officer or other representative serving as a member of the Board of Directors of Tesoro or any of its Affiliates will not disqualify any firm from being an Independent Financial Advisor.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P.

“Investment Grade Rating Event” means the first day on which the notes are assigned an Investment Grade Rating by a Rating Agency and no Default or Event of Default has occurred and is continuing.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other Obligations), advances (other than advances to customers in the ordinary course of business which are recorded as accounts receivable on the balance sheet of the lender and commissions, moving, travel and similar advances to employees and officers made in the ordinary course of business) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Issue Date“ means the first date on which the notes are issued, authenticated and delivered under the Indenture.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of Tesoro in which Tesoro or any of its Restricted Subsidiaries makes any Investment.

“Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness for borrowed money of such Person and its Restricted Subsidiaries (excluding, for the avoidance of doubt, Hedging Obligations) as of the end of the most recent fiscal quarter for which internal financial statements are available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the aggregate amount of Consolidated Cash Flow of such Person for the then most recent four fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction) other than a precautionary financing statement respecting a lease not intended as a security agreement. In no event shall a right of first refusal be deemed to constitute a Lien.

“MLP Parties” means, collectively, Tesoro Logistics GP, LLC, Tesoro Logistics LP and each of their respective Subsidiaries.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means he aggregate cash proceeds or Cash Equivalents received by Tesoro or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking and brokers fees, sales and underwriting commissions and other reasonable costs incurred in preparing such asset for sale), any relocation expenses incurred as a result thereof and any related severance and associated costs, expenses and charges of personnel related to the sold assets and related operations, (ii) taxes paid or reserved as payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) distributions and payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale, (iv) amounts paid in order to satisfy any Lien attaching to an asset in connection with such Asset Sale and (v) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by Tesoro or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to Tesoro or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Indebtedness” means Indebtedness:

(1) as to which neither Tesoro nor any of its Restricted Subsidiaries, (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), in each case, other than a pledge of the Equity Interest of such Unrestricted Subsidiary that is the obligor of such Indebtedness;

(2) the incurrence of which will not result in any recourse against any of the assets of Tesoro or its Restricted Subsidiaries (other than a pledge of the Equity Interest of such Unrestricted Subsidiary that is the obligor of such Indebtedness); and

(3) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Tesoro or any of its Restricted Subsidiaries to declare pursuant to the express terms governing such Indebtedness a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, premium (if any), interest and interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Tesoro or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees (including the Subsidiary Guarantees) and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

“Omnibus Agreement” means the Amended and Restated Omnibus Agreement, dated as of April 1, 2012, among Tesoro Corporation, Tesoro Refining and Marketing Company, Tesoro Companies, Inc., Tesoro Alaska Company, Tesoro Logistics LP and Tesoro Logistics GP, LLC, and as

may be amended, supplemented or modified; provided such amendment, supplement or modification is not disadvantageous in any material respect to the holders of notes when taken as a whole as compared to the Omnibus Agreement as in effect on the Issue Date, as determined in good faith by Tesoro.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Equity of Tesoro or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Equity (A) incurred to finance an acquisition or (B) was Indebtedness or Disqualified Equity of (i) a Person prior to the date on which such Subsidiary became a Restricted Subsidiary or (ii) a Person that merged with or consolidated into Tesoro or a Restricted Subsidiary; provided that on the date of such incurrence, after giving pro forma effect thereto, (a) Tesoro would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity”, (b) the Fixed Charge Coverage Ratio for Tesoro would be greater than the Fixed Charge Coverage Ratio for Tesoro immediately prior to such transaction, or (c) the Consolidated Net Worth of Tesoro would be greater than the Consolidated Net Worth of Tesoro immediately prior to such transaction.

“Permitted Business” means, with respect to Tesoro and its Restricted Subsidiaries, the businesses of:

(1) the acquisition, development, operation and disposition of interests in oil, gas and other hydrocarbon properties;

(2) the acquisition, gathering, treating, processing, storage and transportation of production from such interests or properties and related logistics activities;

(3) the acquisition, processing, marketing, refining, distilling, storage and/or transportation of hydrocarbons and/or royalty or other interests in crude oil or refined or associated products related thereto;

(4) the acquisition, operation, improvement, leasing and other use of convenience stores, retail service stations, truck stops and other public accommodations in connection therewith;

(5) the marketing and distribution of petroleum and marine products and the provision of logistical services to marine and offshore exploration and production industries;

(6) any business engaged in by Tesoro or its Restricted Subsidiaries on the Issue Date;

(7) any other business that generates gross income at least 90% of which constitutes “qualifying income” under Section 7704(d) of the Code; and

(8) any activity or business that is a reasonable extension, development or expansion of, or reasonably related to, any of the foregoing.

“Permitted Investments” means:

(1) any Investment in Tesoro or in a Restricted Subsidiary of Tesoro;

(2) any Investment in (a) cash or Cash Equivalents or (b) deposit accounts maintained in the ordinary course of business;

(3) any Investment by Tesoro or any Restricted Subsidiary of Tesoro in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Tesoro; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Tesoro or a Restricted Subsidiary of Tesoro;

(4) any security or other Investment received or Investment made as a result of the receipt of non-cash consideration from:

(a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the option of holders—Asset sales”;

(b) a disposition of assets that does not constitute an Asset Sale; or

(c) any sale or other disposition pursuant to the Omnibus Agreement;

(5) any acquisition of assets or any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Equity) of Tesoro;

(6) any Investment received in settlement of debts, claims or disputes owed to Tesoro or any Restricted Subsidiary of Tesoro that arose out of transactions in the ordinary course of business;

(7) any Investment received in connection with or as a result of a bankruptcy, workout or reorganization of any Person;

(8) advances and extensions of credit in the nature of accounts receivable arising from the sale or lease of goods or services or the licensing of property in the ordinary course of business;

(9) relocation allowances for, and advances and loans to, employees, officers and directors (including, without limitation, loans and advances the net cash proceeds of which are used solely to purchase Equity Interests of Tesoro in connection with restricted stock or employee stock purchase plans, or to exercise stock received pursuant thereto or other incentive plans in a principal amount not to exceed the aggregate exercise or purchase price), or loans to refinance principal and accrued interest on any such loans, provided that the aggregate principal amount of such loans, advances and allowances shall not exceed at any time $20 million;

(10) other Investments by Tesoro or any Restricted Subsidiary of Tesoro in any Person having an aggregate Fair Market Value (measured as of the date each such Investment is made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) (net of returns of capital, dividends and interest paid on Investments and sales, liquidations and redemptions of Investments), at any time outstanding equal to the greater of (i) $350 million and (ii) 5% of Consolidated Tangible Net Assets;

(11) Investments in the form of intercompany Indebtedness or guarantees of Indebtedness of a Restricted Subsidiary of Tesoro permitted under clauses (5) and (10) of the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity”;

(12) Investments arising in connection with Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging currency, commodity or interest rate risk in connection with the conduct of the business of Tesoro and its Subsidiaries and not for speculative purposes;

(13) Investments in the form of, or pursuant to, operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling agreements, area of mutual interests agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and investments and expenditures in connection therewith or pursuant thereto, in each case, made or entered into the ordinary course of the business described in clauses (1) and (2) of the definition of “Permitted Business” excluding, however, investments in corporations;

(14) any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker’s compensation, performance and other similar deposits and prepaid expenses made in the ordinary course of business;

(15) Investments pursuant to agreements and obligations of Tesoro and any Restricted Subsidiary in effect on the 6  1/2% Senior Notes Issue Date and any renewals or replacements thereof on terms and conditions not materially less favorable to Tesoro or such Restricted Subsidiary, as the case may be, than the terms of the Investment being renewed or replaced;

(16) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to a plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or as a result of a foreclosure by Tesoro or any of its Restricted Subsidiaries with respect to any secured Investment in default or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(17) Investments in any MLP Party in the form of debt instruments or Equity Interests issued by such MLP Party that are received in consideration for non-core refining assets of Tesoro or any of its Restricted Subsidiaries in compliance with the covenant described under “Repurchase at the option of holders—Asset sales”; provided that Fair Market Value is received by Tesoro and its Restricted Subsidiaries in consideration for such assets; and

(18) Investments (i) to maintain a 2% general partnership interest in any MLP Party or (ii) in order to purchase additional limited partnership interests in any MLP Party and/or to provide funding to one or more MLP Parties for acquisitions of master limited partnership qualifying assets or capital expenditures in an aggregate amount not to exceed $150 million outstanding at any one time;

provided, however, that with respect to any Investment, Tesoro may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment to one or more of the above clauses (1) through (18) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred under Credit Facilities pursuant to the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity” and all Obligations and Hedging Obligations relating to such Indebtedness;

(2) Liens other than Liens permitted by clause (1) of this definition of “Permitted Liens” granted in favor of Tesoro or the Guarantors;

(3) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (6) or (11) of the second paragraph of the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity” covering only the assets acquired, constructed, improved or developed with, or secured by, such Indebtedness;

(4) Liens existing on the Issue Date;

(5) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings diligently pursued, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(6) Liens existing upon the occurrence of an Investment Grade Rating Event;

(7) Liens on the Retail Properties;

(8) carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, repairman’s or other like Liens arising in the ordinary course of business;

(9) pledges or deposits in connection with workers’ compensation, unemployment insurance, statutory obligations and other types of social security;

(10) deposits to secure the performance of bids, trade contracts (other than for borrowed money), reimbursement obligations owed to insurers, leases, surety and appeal bonds, bids, performance bonds and other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(11) easements, rights of way, survey exceptions, reservations of, or rights of others for, licenses, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially interfere with the ordinary conduct of the business of Tesoro or any of its Subsidiaries;

(12) any interest or title of a lessor under any lease entered into by Tesoro or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

(13) any Lien securing Indebtedness, neither assumed nor guaranteed by Tesoro or any of its Subsidiaries nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate acquired by Tesoro for substation, metering station, pump station, storage, gathering line, transmission line, transportation line, distribution line or for right-of-way purposes, any Liens reserved in leases for rent and for compliance with the terms of the leases in the case of leasehold estates, to the extent that any such Lien referred to in this clause (13) does not materially impair the use of the property covered by such Lien for the purposes of which such property is held by Tesoro or any of its Subsidiaries;

(14) inchoate Liens arising under ERISA;

(15) any obligations or duties affecting any of the property of Tesoro or its Subsidiaries to any municipality or public authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(16) defects, irregularities and deficiencies in title of any rights of way or other property of Tesoro or any of its Subsidiaries which, in the aggregate, do not materially impair the use of such rights of way or other property for the purposes for which such rights of way and other property are held by Tesoro or any of its Subsidiaries and defects, irregularities and deficiencies in title to any property of Tesoro or any of its Subsidiaries, which defects, irregularities or deficiencies have been cured by possession under applicable statutes of limitation;

(17) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Tesoro or any of its Subsidiaries on deposit with or in possession of such bank;

(18) Liens to secure obligations of Tesoro and its Subsidiaries in respect of Commodity Hedging Agreements and Financial Hedging Agreements, in each case not entered into for speculative purposes, and Liens with respect to hedging accounts maintained with dealers of NYMEX or similar contracts which require the maintenance of cash margin account balances;

(19) Liens on property of a Person existing at the time (a) such Person is merged with or into or consolidated with Tesoro or any Restricted Subsidiary (b) such Person becomes a Restricted Subsidiary or (c) such property is otherwise acquired by Tesoro or a Restricted Subsidiary; provided, that such Liens were in existence prior to the contemplation of such merger, consolidation or other acquisition and do not extend to any assets other than those of the Person merged into or consolidated with Tesoro or the Restricted Subsidiary in the case of a merger or consolidation pursuant to clause (a) or such property in the case of such other acquisition in the case of clause (b) or (c);

(20) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof) and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(21) Liens upon specific items of inventory, accounts receivables or other goods and proceeds of Tesoro or any Restricted Subsidiary securing such Person’s obligations in respect of banker’s acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, accounts receivables or other goods and proceeds and, if incurred prior to an Investment Grade Rating Event, permitted by the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity”;

(22) any Lien resulting from the deposit of money or other Cash Equivalents or other evidence of indebtedness in trust for the purpose of defeasing Indebtedness of Tesoro or any Restricted Subsidiary;

(23) any Liens securing industrial development, pollution control or similar bonds;

(24) Liens incurred by Tesoro or any Subsidiary of Tesoro with respect to obligations that at any one time outstanding do not exceed the greater of (a) $175 million or 2.5% of Consolidated Net Tangible Assets;

(25) Liens securing Non-Recourse Debt;

(26) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business; and

(27) Liens relating to future escrow arrangements securing Indebtedness incurred in accordance with the Indenture.

“Permitted Refinancing Indebtedness” means any Indebtedness of Tesoro or any of its Restricted Subsidiaries, or portion of such Indebtedness, issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Tesoro or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness that extends, refinances, renews, replaces, defeases or refunds Permitted Refinancing Indebtedness, provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued and unpaid interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus fees and expenses incurred in connection therewith, including any premium or defeasance cost);

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Tesoro or a Subsidiary Guarantor of Tesoro or a Subsidiary Guarantor who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities pursuant to the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of disqualified equity” shall be subject to the refinancing provisions of the definition of “Credit Facilities” and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any refinery and any related core refining asset having a Fair Market Value in excess of $250 million (unless the Board of Directors determines that any such property is not material to Tesoro and its subsidiaries taken as a whole), owned by Tesoro or any of its Restricted Subsidiaries.

“Quotation Agent“ means the Reference Treasury Dealer selected by the applicable trustee after consultation with Tesoro.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Tesoro (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Decline” means the occurrence of a decrease in the rating of the notes by one or more gradations by either Moody’s or S&P (including gradations within the rating categories, as well as between categories), within 90 days before or after the earlier of (x) a Change of Control, (y) the date of public notice of the occurrence of a Change of Control or (z) public notice of the intention of Tesoro to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Moody’s or S&P).

“Reference Treasury Dealer“ means any three nationally recognized investment banking firms selected by Tesoro that are primary dealers of Government Securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue with respect to the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day immediately preceding the redemption date.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referenced Person that is not an Unrestricted Subsidiary or a direct or indirect Subsidiary of an Unrestricted Subsidiary; provided that, on the Issue Date, all Subsidiaries of Tesoro shall be Restricted Subsidiaries of Tesoro other than Tesoro Logistics LP and Tesoro Logistics GP, LLC and each of their respective subsidiaries.

“Retail Properties” means all assets directly related to the retail sale of gasoline and diesel fuel in retail markets in the mid-continental and western United States (including Alaska), including, without limitation, all related gas stations, convenience stores, merchandise items, tow trucks, auto maintenance facilities, oil change facilities, and car washes; provided that such assets will not include any assets relating to the sale of petroleum products in bulk and wholesale markets.

“S&P” means Standard & Poor’s Ratings Group, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property or assets owned by Tesoro or a Restricted Subsidiary on the Issue Date or thereafter acquired by Tesoro or a Restricted Subsidiary whereby Tesoro or a Restricted Subsidiary transfers such property or assets to a Person (other than Tesoro or a Restricted Subsidiary) and Tesoro or a Restricted Subsidiary leases such property or assets from such Person.

“Senior Credit Facility” means that certain Fifth Amended and Restated Credit Agreement, dated as of March 16, 2011, as amended, supplemented or amended and restated from time to time, among Tesoro, JPMorgan Chase Bank, National Association, as Administrative Agent, and the financial institutions from time to time party thereto, and including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.

“Senior Indebtedness” means, with respect to any Person, (A) all Indebtedness of such Person, whether outstanding on the Issue Date or thereafter created, incurred or assumed and (B) all other Obligations of such Person (including fees, charges, expenses, reimbursement obligations and other amounts payable in respect thereof and any interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (A) above, unless, in the case of clauses (A) and (B), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate in right of payment to the notes or any Subsidiary Guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to Tesoro or any Subsidiary of Tesoro;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person that is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(5) the portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; and

(6) any Capital Stock.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal, or sinking fund or mandatory redemption of principal, on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid or made, as applicable, in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof

“Subordinated Obligation” means any Indebtedness of Tesoro (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to the notes and any Indebtedness of a Guarantor (whether outstanding on the Issue Date or thereafter incurred) which pursuant to a written agreement is subordinate or junior in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person; and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (1) and related to such Person or (b) the only general partners of which are such Person or of one or more entities described in clause (1) and related to such Person (or any combination thereof).

“Subsidiary Guarantee” means the guarantee of the notes by each of the Guarantors pursuant to the Indenture and any additional guarantee of the notes to be executed by any Domestic Subsidiary of Tesoro pursuant to the covenant described above under the caption “—Certain covenants—Additional subsidiary guarantees.”

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment)

“Unrestricted Subsidiary” means: (1) any Subsidiary of Tesoro (including any newly acquired or newly formed Subsidiary of Tesoro) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors as certified in an officers’ certificate delivered to the trustee; (2) each Subsidiary of an Unrestricted Subsidiary, whenever it shall become such a Subsidiary; and (3) Tesoro Logistics LP and Tesoro Logistics GP, LLC and each of their respective subsidiaries.

The Board of Directors may designate any Subsidiary of Tesoro to become an Unrestricted Subsidiary if it:

(1) has no Indebtedness other than Non-Recourse Indebtedness;

(2) is not party to any agreement, contract, arrangement or understanding with Tesoro or any Restricted Subsidiary of Tesoro unless the terms of any such agreement, contract, arrangement or understanding do not violate the covenant described under “Certain covenants—Transactions with affiliates”; and

(3) would constitute an investment which Tesoro could make in compliance with the covenant under the caption “—Certain covenants—Restricted payments.”

Notwithstanding the foregoing, if, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

Book-entry, delivery and form

We have obtained the information in this section concerning The Depository Trust Company, or DTC, Clearstream Banking, S.A., Luxembourg, or Clearstream, Luxembourg, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes of each series will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•

all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-entry format

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers within and among book-entry systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•

we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Exchange Act, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Material United States federal income tax consequences

The following is a summary of the material United States federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes. This summary deals only with notes held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) by persons who purchase the notes for cash upon original issuance at their “issue price” (the first price at which a substantial amount of the notes of that series is sold for money to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Except as modified for estate tax purposes (as discussed below), the term “non-U.S. holder” means a beneficial owner of the notes that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. holder.

If any entity classified as a partnership for United States federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity (or an investor in such an entity);

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a U.S. holder that holds its notes through a non-U.S. broker or other non-U.S. intermediary;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Code, United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income and estate tax consequences different from those summarized below. We have not sought and do not expect to seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

This summary does not represent a detailed description of the United States federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any United States federal tax consequences other than income taxes, and in the case of non-U.S. holders, estate taxes (such as gift taxes or the recently enacted Medicare tax on certain investment income) and does not address state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of the notes, as well as the consequences to you arising under other United States federal tax laws and/or the laws of any other taxing jurisdiction.

Tax consequences to U.S. holders

The following is a summary of the material United States federal income tax consequences that will apply to U.S. holders of the notes.

Stated interest.    Stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time it is received or accrued, depending on such holder’s regular method of accounting for United States federal income tax purposes.

Sale, exchange, retirement, redemption or other taxable disposition of notes.    Upon the sale, exchange, retirement, redemption, or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement, redemption or other taxable disposition (less any amount attributable to accrued and unpaid stated interest, which will be taxable as interest income to the extent not previously so taxed) and the adjusted tax basis of the note. Your adjusted tax basis in a note will, in general, be your cost for that note. Any gain or loss will be capital gain or loss. Capital gains of non-corporate holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Tax consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

United States federal withholding tax.    The 30% United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (1) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (2) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% United States federal withholding tax, unless you provide the applicable withholding agent with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—United States federal income tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement, redemption or other taxable disposition of a note.

United States federal income tax.    If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your effectively connected earnings and profits, subject to adjustments. If interest received with respect to the notes is effectively connected income (whether or not a treaty applies), the 30% withholding tax described above will not apply, provided the certification requirements discussed above in “—United States federal withholding tax” are satisfied.

Any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case such gain will be subject to United States federal income tax in generally the same manner as effectively connected interest is taxed (as discussed above); or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met, in which case, unless an applicable income tax treaty provides otherwise, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale or other taxable disposition, which may be offset by certain United States source capital losses.

United States federal estate tax.    If you are an individual who is neither a citizen nor a resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of your death, your estate will not be subject to United States federal estate tax on notes beneficially owned (or deemed to be beneficially owned) by you at the time of your death, provided that any interest payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “—United States federal withholding tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information reporting and backup withholding

U.S. holders.    In general, information reporting requirements will apply to payments of stated interest on the notes and the proceeds of a sale or other taxable disposition (including a retirement or redemption) of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to any payments of amounts described in the preceding sentence if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders.    Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the notes that are made to you provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person as defined under the Code, and has received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Tax consequences to non-U.S. holders—United States federal withholding tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including a retirement or redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the applicable withholding agent under penalties of perjury that you are a non-U.S. holder (and the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional withholding requirements

Under recently enacted legislation and administrative guidance, the applicable withholding agent may be required to withhold 30% on any interest income paid after December 31, 2013 and any gross proceeds from a disposition of notes paid after December 31, 2014 to (i) a foreign financial institution (whether such institution is the beneficial owner or an intermediary) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. The legislation contains a grandfathering provision that exempts from withholding any interest payment under, or gross proceeds from a disposition of, an obligation that is outstanding on March 18, 2012. Proposed United States Treasury regulations would extend this grandfathering provision to obligations that are outstanding on January 1, 2013. These proposed regulations are not effective until finalized, however, and unless and until they are so finalized, taxpayers are not entitled to rely on them. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your purchase, ownership and disposition of the notes.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties or disqualified persons. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Governmental plans (as defined under Section 3(32) of ERISA), certain church plans (as defined under Section 3(33) of ERISA) and non-U.S. plans (as define under Section 4(b)(4) of ERISA) are not subject to the prohibited transaction provisions of ERISA and the Code. Such plans may, however, be subject to Similar Laws which may affect their investment in the notes. Any fiduciary of such a governmental, church plan or non-U.S. plan considering an investment in the notes should determine the need for, and the availability, if necessary, of any exemptive relief under any applicable Similar Law.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest”, within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the issuer, the underwriters, the subsidiary guarantors or any of their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs”, that, depending on the identity of the Plan fiduciary making the decision to acquire or hold the notes, may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, ERISA Section 408(b)(17) provides a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that all of the conditions of any such exemptions will be satisfied with respect to any particular transaction involving the notes.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of Section 406 of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of each series of notes that appears opposite its name in the table below:

Underwriters	Principal amount of 2017 Notes	Principal amount of 2022 Notes

RBS Securities Inc.	$135,000,000	$142,500,000
J.P. Morgan Securities LLC	$90,000,000	$95,000,000
Mizuho Securities USA Inc.	$67,500,000	$71,250,000
Natixis Securities Americas LLC	$67,500,000	$71,250,000
Credit Agricole Securities (USA) Inc.	$22,500,000	$23,750,000
RBC Capital Markets, LLC	$22,500,000	$23,750,000
Scotia Capital (USA) Inc.	$22,500,000	$23,750,000
UBS Securities LLC	$22,500,000	$23,750,000

Total	$450,000,000	$475,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes of each series included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters have agreed to purchase all of the notes of each series if any of them are purchased.

The underwriters initially propose to offer the notes of each series to the public at the applicable public offering price that appears on the cover page of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.2813% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.1875% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per 2017 Note	1.5%
Per 2022 Note	1.5%

In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities (other than the notes) for a period of 45 days after the date of this prospectus supplement without the prior consent of RBS Securities Inc.

•

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each series of notes is a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Certain of the underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (which we refer to as a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (which we refer to as the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•

to fewer than (a) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (b) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any circumstances falling within Article 3(2) of the Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of notes to the public,” in relation to any notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

This prospectus is only being distributed to and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (who we refer to as “qualified investors”) that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (which we refer to as the “Order”) or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the underwriters or their affiliates that have a lending relationship with us and/or our affiliates have hedged, and are likely to hedge in the future, their credit exposure to us and/or our affiliates consistent with their risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

We estimate that our total expenses of this offering will be approximately $1,860,750.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities LLC, currently serves as administrative agent under our revolving credit facility and a portion of our cash balances are invested with J.P. Morgan Securities LLC. Affiliates of certain of the underwriters are lenders under our syndicated and bilateral credit facilities. In addition, affiliates of the underwriters may from time to time hold long or short positions in the Cash Tender Notes (constituting individually and in the aggregate less than 5% of each series) for their own accounts or for the accounts of customers, and as a result, may elect to participate in the tender offers for their own accounts or for the accounts of customers and receive a portion of the proceeds from this offering. RBS Securities Inc. is acting as sole dealer manager in connection with the tender offers.

We expect delivery of the notes will be made against payment therefor on or about September 27, 2012, which is the 10th business day following the date of the pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15(c)6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or on the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Legal matters

The validity of the notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and the validity of the applicable guarantees will be passed upon for Smiley’s Super Service, Inc. and Tesoro Hawaii, LLC by Rush Moore LLP, Honolulu, Hawaii, and for Tesoro Northstore Company by Groh Eggers, LLC, Anchorage, Alaska. Certain legal matters with respect to the notes will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Tesoro Corporation appearing in Tesoro Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such consolidated financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “TSO.” Our reports, proxy statements and other information filed with the SEC also can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York. Our internet address is http://www.tsocorp.com. The information on our website is not incorporated into this prospectus.

Incorporation by reference

This prospectus “incorporates by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (but excluding any portions thereof that are furnished and not filed) to and including the date of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•

our Current Reports on Form 8-K filed on January 11, 2012, February 7, 2012, April 3, 2012, April 9, 2012, May 8, 2012, June 8, 2012, August 10, 2012, August 13, 2012 and August 22, 2012 and on Form 8-K/A filed on February 1, 2012; and

•

the portions of our Definitive Proxy Statement on Schedule 14A, filed on March 22, 2012, that are incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

We will deliver, without charge to the requester, to anyone receiving this prospectus including any beneficial owner, upon written or oral request, a copy of any or all of the information incorporated by reference in this prospectus but not delivered with this prospectus, but the exhibits to those documents will not be delivered unless they have been specifically incorporated by reference. Requests for these documents should be made to:

Charles S. Parrish, Secretary

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000